Form 10KSB, Exhibit 13
period 2002-06-30
ALLIED FIRST BANCORP INC
filed 2002-09-30
CIK 1158865

EXHIBIT 13











                 ALLIED FIRST BANCORP, INC. 2002 ANNUAL REPORT


                                Table of Contents
                                -----------------

President's Message..........................................................................................1
Selected Financial Data......................................................................................2
Management's Discussion And Analysis of
  Financial Condition And Results of Operations..............................................................4
Report of Independent Auditors..............................................................................19
Consolidated Balance Sheets as of June 30, 2002 and 2001....................................................20
Consolidated Statements of Income for the Years Ended June 30, 2002 and 2001................................21
Consolidated Statements of Changes in Shareholders' Equity for the Years
  Ended June 30, 2002 and 2001..............................................................................22
Consolidated Statements of Cash Flows for the Years Ended
  June 30, 2002 and 2001....................................................................................23
Notes to Consolidated Financial Statements..................................................................24
Stockholder Information.....................................................................................41
Corporate Information.......................................................................................42


To Our Valued Stockholders,

The Board of Directors, management, and staff of Allied First Bancorp and its wholly-owned subsidiary, Allied First Bank, sb are pleased to present our annual report for the fiscal year ended June 30, 2002. June 30, 2002 represents the completion of our second full quarter operating as a public company.

We continue to provide state-of-the-art delivery systems to our members with our web site, internet-based home banking, bill payment, electronic statement delivery, automated phone systems, and connectivity with PDA-enabled devises 24 hours per day, 7 days per week. In addition, we have upgraded our current telephone system to further improve our customer service to our members. This upgrade includes better utilization of call groups, allowing our customers to access departments more quickly. The call groups are skill based, allowing the most qualified bank representative to assist our members in both a timely and efficient manner. In addition, we have added the services of Salomon Smith Barney Bank Investment Center to assist our members in their financial planning activities. Our efficient delivery systems have enabled us to offer our customers competitive rates on loan and deposit products.

The bank stores all documents electronically, eliminating the need for paper file folders and better utilization of bank office space. Our current membership base is located in all 50 states and several countries. We do not promote "walk-in" transactions at the bank, but instead, we "empower" our members to perform all transactions remotely. This has proven to allow the bank to compete effectively in the marketplace with both deposit and loan rates to our members.

We believe that we have superior leadership at every level of the bank, from our experienced and dedicated board of directors to our professional officers and supervisors. We are very proud of our well-trained employees.

We sincerely appreciate and thank you for your continued confidence, loyalty, and support as we commit to build on a promising future.

Very truly yours,




/s/ Kenneth L. Bertrand
-------------------------------------
Kenneth L. Bertrand
President and Chief Executive Officer



                             SELECTED FINANCIAL DATA



                                                                                   At June 30,
                                                                                   -----------
                                                                              2002            2001
                                                                              ----            ----
                                                                                 (In Thousands)
Selected Financial Condition Data:
Total assets......................................                           $87,284        $82,195
Other interest earning assets.....................                            11,971         17,177
Securities available for sale.....................                             6,358            ---
Federal Home Loan Bank Stock......................                             1,532            237
Loans receivable, net.............................                            66,912         63,549
Deposits..........................................                            76,719         77,634
Total equity......................................                            10,073          4,244


                                                                              Years Ended June 30,
                                                                              --------------------
                                                                              2002            2001
                                                                              ----            ----
                                                                                 (In Thousands)
        Selected Operations Data:
         Interest income..........................................            $5,466         $6,206
         Interest expense.........................................             2,468          3,457
                                                                              ------         ------
           Net interest income....................................             2,998          2,749
        Provision for loan losses.................................               235            254
                                                                              ------         ------
           Net interest income after provision for loan losses....             2,763          2,495
                                                                              ------         ------

        Non-interest income:
        Credit and debit card transaction income
          and other fees..........................................               671            658
        First mortgage loan fees..................................                72             88
        Other income..............................................                37             47
                                                                              ------         ------
          Total non-interest income...............................               780            793
                                                                              ------         ------

        Non-interest expenses:
          Salaries and employee benefits..........................             1,106            978
          Office operations and equipment.........................               428            394
          Credit and debit card processing........................               523            506
          Professional fees.......................................               328            256
          Travel and conference...................................                84             49
          Marketing and promotions................................               171             80
          Data processing.........................................               236            213
          Occupancy...............................................                79             73
          Other expenses..........................................               100             59
                                                                              ------         ------
          Total non-interest expenses.............................             3,055          2,608
                                                                              ------         ------

        Income before income taxes: ..............................            $  488         $  680

        Income tax expense (benefit):                                            (43)           ---
                                                                              ------         ------
         Net income...............................................            $  531         $  680
                                                                              ======         ======

        Earnings per common share:
          Basic(1)................................................             $0.24            ---
          Diluted.................................................              0.24            ---



                                       2






                                                                              Years Ended June 30,
                                                                              --------------------
                                                                              2002            2001
                                                                              ----            ----
Key Operating Ratios and Other Data:
-----------------------------------
Performance ratios:
  Return on assets (ratio of net income to average total assets)....            0.64%         0.87%
  Return on equity (ratio of net income to average equity)..........            6.98         17.09
Interest rate spread information:
   Average during period(2)........................................             2.89          2.67
   End of period (2)...............................................             3.66          3.41
   Net interest margin(3)..........................................             3.60          3.53
   Ratio of operating expense to average total assets..............             3.66          3.35
   Ratio of average interest-earning assets to average
      interest-bearing liabilities.................................           124.12        119.36

Quality ratios:
   Non-performing assets to total assets at end of period..........             0.08         0.01
   Allowance for loan losses to non-performing loans...............           923.43     6,270.00
   Allowance for loan losses to gross loans receivable.............             0.97         0.98

Capital ratios:
   Equity to total assets at end of period.........................            11.54         5.16
   Average equity to average assets................................             9.13         5.10

Other data:
   Number of full service offices..................................                1            1

----------------------------

(1) Basic earnings per common share is net income since December 27, 2001, the date of the stock conversion, divided by the weighted average number of shares outstanding during the period.
(2) Difference between average rate on interest earning assets and interest bearing liabilities.
(3)  Net interest income divided by average interest earning assets.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

General

The following discussion is intended to assist in understanding the financial condition and results of operations of Allied First Bancorp, Inc. and its subsidiary, Allied First Bank, sb (formerly known as Allied Pilots Association Federal Credit Union). On September 1st, 2001, Allied Pilots Association Federal Credit Union converted from a federal credit union charter to an Illinois state-chartered mutual savings bank. On December 27, 2001, Allied First Bancorp, Inc. sold 608,350 shares of common stock at $10 per share and received proceeds of $5,278,032 net of conversion expenses of $805,468. Approximately 98% of the net proceeds were used by Allied First Bancorp, Inc. to acquire all of the capital stock of Allied First Bank, sb. References to Allied First Bancorp, Inc. include, where applicable, Allied First Bank, sb or its predecessor, Allied Pilots Association Federal Credit Union. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements and other sections in the 10-KSB filing.

Allied First Bank, sb was originally formed in January 1994 as Allied Pilots Association Federal Credit Union and expanded rapidly through 2001. Until conversion to the mutual savings bank charter (effective September 1, 2001), the customers were restricted to current and past members of the Allied Pilots Association (American Airlines and American Eagle Union Pilots), certain related organizations and their immediate family members. Given the geographic dispersion of the customer base, products and services are offered through various channels such as direct payroll deposit, credit cards, debit cards, 24 hour telephone access, home banking services and access through ATM networks located worldwide. Allied First Bancorp, Inc. maintains a consumer lending orientation offering various secured and unsecured forms of consumer credit (i.e., vehicle loans, lines of credit, home equity loans, first mortgages and other consumer installment credit).

Forward-Looking Statements

When used in this filing and in future filings by Allied First Bancorp, Inc. and Allied First Bank, sb with the U.S. Securities and Exchange Commission, in Allied First Bancorp, Inc. and Allied First Bank press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

Allied First Bancorp, Inc. wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect our financial performance and could cause Allied First Bancorp, Inc.'s actual results for future periods to differ materially from those anticipated or projected.

These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

Impact of the Conversion to a Mutual Thrift

Allied Pilots Association Federal Credit Union initiated the conversion from a federal credit union charter to an Illinois mutual savings bank charter primarily due to recent regulatory capital requirements placed on credit unions. Prior to the conversion, the Credit Union was classified as undercapitalized and had an approved net worth restoration plan in place that contained certain requirements including the limitation of asset growth. The conversion to the Illinois mutual savings bank charter was the first part of a two-part plan to increase capital. The successful conversion to an Illinois mutual savings bank charter permitted the ability for the second part of the plan, which was raising capital through the formation of a holding company and converting the mutual savings bank to a stock-based institution. The successful completion of the stock offering permitted Allied First Bancorp, Inc. to acquire Allied First Bank and also to be classified as well-capitalized under the capital regulations of the regulatory supervisory agencies.

The conversion from a federally charted credit union to an Illinois mutual savings bank charter impacted the financial condition and operating results. The National Credit Union Share Insurance Fund required a deposit in the fund that was refunded upon the conversion. In recent years, this deposit has received interest income. The funds were invested by Allied First Bancorp, Inc. in an interest-earning asset. Also, the corporate credit union relationship referred to in the balance sheet of the financial statements has required a minimum balance as a membership share that is uninsured and requires a three-year notice before withdrawal. These funds are interest-earning assets. Allied First Bancorp, Inc. has requested the funds as soon as they are made available and will re-invest the funds in an interest-earning asset.

Due to the change to a mutual savings bank, Allied First Bancorp, Inc. became a for-profit, taxable organization. As a credit union, Allied First Bancorp, Inc. was a not-for-profit organization and was not subject to federal or state income taxes. As a for-profit organization, Allied First Bancorp, Inc. is subject to federal and state income taxes. Effective September 1, 2001, Allied First Bancorp, Inc. was subject to federal and state income taxes at a combined rate of 38.74%. As a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes, Allied First Bancorp, Inc. recorded a net deferred tax asset in the amount of $205,000 on September 1, 2001. The recording of this net deferred tax asset increased the net income of Allied First Bancorp, Inc. and the equity of Allied First Bancorp, Inc. by $205,000. The net deferred tax asset is the result of temporary differences that existed between the financial statements and the tax bases of assets and liabilities (primarily bad debts and fixed assets), using enacted tax rates. Being subject to income taxes will have a negative impact on future earnings as compared to previous earnings. Allied First Bancorp, Inc. anticipates that the impact of income tax expense will be partially offset by additional earnings from the investment of the proceeds from the stock offering.

Liquidity

Liquidity management refers to the ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, and pay operating expenses. Allied First Bancorp, Inc. relies on various funding sources in order to meet these demands. Primary sources of funds include interest-earning balances with banks, money market funds, proceeds from pay downs of mortgage-backed securities and related interest payments, proceeds from principal and interest payments on loans, as well as the ability to borrow funds.

Changes in Allied First Bancorp, Inc.'s liquidity position are the results from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations, loan repayments and investments in interest-earning balances and securities available for sale. Financing activities focus primarily on the generation of deposits. Although, the Federal Home Loan Bank is an available resource for borrowings should the need arise.

At June 30, 2002, Allied First Bancorp, Inc. had $7.4 million in cash and cash equivalents that could be used for its funding needs. Cash and cash equivalents decreased by $9.1 million from the June 30, 2001 balance of $16.5 million to the June 30, 2002 balance of $7.4 million.

For 2002, cash provided from operating activities totaled $800,000, compared to $1.1 million for 2001. The decrease in 2002 was due primarily to lower net income in 2002 as compared to 2001. Cash outflows from investing activities totaled $14.3 million in 2002 compared to cash inflows of $1.3 million in 2001. This increase in cash outflows was due to loan originations exceeding loan payoffs, purchase of $2.1 million of loans from another institution, purchase of $7.0 million in available for sale securities, purchase of $3.9 million in time deposits in other financial institutions, and purchase of $1.2 million in Federal Home Loan Bank Stock. Cash flows from financing activities totaled $4.4 million of cash inflows for 2002 compared to $7.5 million of cash inflows for 2001. The cash inflows for 2002 were due to the receipt of $5.3 million in proceeds from the sale of common stock, net of conversion costs, offset by a net decrease in deposits of $.9 million.

For further liquidity, Allied First Bancorp, Inc. may borrow against its mortgage-backed securities through the Federal Home Loan Bank. Allied First Bancorp, Inc. also established a Fed Funds line of $4.0 million with LaSalle Bank during 2002. The total borrowing capacity is approximately $9.8 million.

Asset and Liability Management and Market Risk

General. Allied First Bancorp, Inc.'s profitability depends primarily on its net interest income, which is the difference between the income it receives on its loans, securities and other interest-earning balances and its cost of funds, which relates to interest-bearing deposits and borrowed funds. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Allied First Bancorp, Inc.'s profitability is also affected by the level of income and expenses.  Non-interest  income  includes  interchange  income  and  other  fees including fees received on the sale of first mortgage loans. Non-interest expenses primarily include compensation and benefits, occupancy and equipment expenses, professional fees, loan servicing charges, and data processing expenses. Allied First Bancorp, Inc.'s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policies.

Allied First Bancorp, Inc. monitors interest rate risk by analyzing and managing assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates. In order to minimize the potential for adverse effects of material and prolonged increases in interest rates, the Board of Directors maintains an asset and liability management policy to better match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities.

The Executive Committee implements the asset and liability management policy. The Committee generally meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals. The Committee reports on the effects of the policy implementations and strategies to the Board of Directors at least quarterly.

Quantitative Aspects of Market Risk.

Allied First Bancorp, Inc.'s primary market risk exposure is interest rate risk. Interest rate risk is the risk that Allied First Bancorp, Inc.'s earnings and equity will be adversely affected by changes in interest rates. The primary approach to interest rate risk management is one that focuses on adjustments to Allied First Bancorp, Inc.'s asset/liability mix in order to limit the magnitude of interest rate risk. Allied First Bancorp, Inc.'s asset/liability management strategy sets limits on the change in net portfolio value given certain changes in interest rates. The table presented here, as of June 30, 2002, is forward-looking information about Allied First Bancorp, Inc.'s sensitivity to changes in interest rates. The table incorporates Allied First Bancorp, Inc.'s internal system generated data as related to the maturity, repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. Interest rate risk is measured by changes in net portfolio value for instantaneous parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points, to the extent possible.



     Change in                       Net Portfolio Value               Portfolio Value of Assets
   Interest Rates                    -------------------               -------------------------
  in Basis Points                                                        NPV         Basis Point
    (Rate Shock)          $ Amount      $ Change       % Change         Ratio          Change
                          --------      --------       --------         -----        -----------
                                          (Dollars in thousands)
        300                $7,254       $(3,053)          (30)%          8.61%          (310)
        200                 8,290        (2,017)          (20)           9.69           (202)
        100                 9,307        (1,000)          (10)          10.72            (99)
          0                10,307             0             0           11.71              0
       (100)               11,297           990            10           12.66             95
       (200)               12,279         1,972            19           13.57            186
       (300)               13,255         2,948            29           14.46            275


In evaluating the exposure to interest rate risk, certain simplifications in analysis must be considered. For example, although assets and liabilities may have similar maturities or period to repricing, they may react differently to changes in market interest rates. In addition, the rates on some assets and liabilities may fluctuate before changes in market interest rates, while interest rates on other types may lag behind. Further, if rates change, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may differ from that presented in the foregoing table.

The following table shows Allied First Bancorp, Inc.'s maturities and repricing data on interest-earning assets and interest-bearing liabilities, commonly called a "gap" report, as of June 30, 2002. It gives an indication of Allied First Bancorp, Inc.'s interest rate sensitivity position; however, it is used by management in conjunction with other reports to determine plans and strategies for managing interest rate risk. Allied First Bancorp, Inc.'s past history shows that depositors maintain balances for periods of time in excess of those presented in the table.





                                -----------------------------------Repricing or Maturing------------------------
                                                                     (In Thousands)
                                                                                      Not Rate
                                        Within        90 Days to        1 to 2      Sensitive or
                                       90 Days          1 Year          Years       Over 2 Years          Total
Interest-earning assets
    Loans                             $   25,714        $ 12,576       $ 11,925       $ 17,353          $ 67,568
    Deposits in banks                      8,315             495          2,280            701            11,791
    Securities                               199             495            622          5,042             6,358
    Federal Home Loan                      1,533               -              -              -             1,533
      Bank Stock                      ----------        --------       --------       --------          --------

Total interest-earning assets         $   35,761        $ 13,566       $ 14,827       $ 23,096          $ 87,250
                                      ==========        ========       ========       ========          ========

Interest-bearing liabilities
    Savings                           $   12,332                                                          12,332
    Checking                               8,655                                                           8,655
    Money market                          37,445                                                          37,445
    Time deposits                          3,158           7,441          2,724          4,964            18,287
                                      ----------        --------       --------       --------          --------
Total interest-bearing
  Liabilities                         $   61,590        $  7,441       $  2,724       $  4,964          $ 76,719
                                      ==========        ========       ========       ========          ========

Cumulative gap                        $  (25,829)      $ (19,704)      $ (7,601)
                                      ==========       =========       ========
Cumulative gap as a
  percentage of total assets              (29.59)%        (22.57)%        (8.71)%



Changes in Financial Condition from June 30, 2001 to June 30, 2002

Total assets increased $5.1 million or 6.20% from $82.2 million at June 30, 2001 to $87.3 million at June 30, 2002. The increase in total assets was primarily in the growth of net loans and the purchase of securities available for sale, partially offset by a decrease in various deposits in banks. Net loans increased $3.4 million or 5.35% from $63.5 million in 2001 to $66.9 million in 2002. Vehicle loans continued to decrease in the 2002 fiscal year from $17.1 million to $14.7 or $2.4 million. The largest increases in loans were in home equity and first mortgage loans. Home equity loans increased $4.6 million or 28.75% and first mortgages totaled $2.9 million at the end of the 2002 fiscal year. The 2002 fiscal year was the first year that Allied First Bancorp, Inc. has held first mortgages in its portfolio.

Investments, which include cash and cash equivalents, securities available for sale, time deposits in other financial institutions, and Federal Home Loan Bank Stock, increased $2.3 million or 13.22% from $17.4 million in 2001 to $19.7 million in 2002. The ability to fund the growth in assets was primarily due to the increase in capital related to the stock conversion in December of 2001. The proceeds from the sale of common stock, net of conversion costs were $5.3 million.

Total deposits decreased $900,000 or 1.16% from $77.6 million at June 30, 2001 to $76.7 million at June 30, 2002. The majority of the decrease in deposits was in the time deposit accounts, which decreased $500,000 or 3.19% from $18.8 million at June 30, 2001 to $18.3 million at June 30, 2002.

The total shareholders' equity of Allied First Bancorp, Inc. increased $5.8 million or 138.10%, from $4.3 million to $10.1 million. The majority of growth in capital was due to the conversion to stock on December 27, 2001 that netted $5.3 million in proceeds. The other $551,000 in growth was from net income of $531,000 as well as $20,000 in other comprehensive income due to appreciation in the available for sale securities, net of tax.

Average Balances, Interest, and Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets and liabilities, respectively, for the periods presented. Average balances were derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances causes any material differences in the information presented. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield.





                                             Year ending June 30,                             Year ending June 30,
                                                       2002                                                 2001
                                     --------------------------------------           --------------------------------------
                                        Average                  Average                 Average                  Average
INTEREST EARNING ASSETS                 Balance      Interest     Rate                   Balance      Interest     Rate
-----------------------                 -------      --------     -----                  -------      --------     ----
Loans (1)                             $ 65,151        $ 4,970     7.63%                 $ 64,889      $ 5,773      8.90%
Securities available for sale            2,692            138     5.13%                        -            -      0.00%
Federal Home Loan Bank Stock             1,091             62     5.68%                      231           13      5.84%
Interest earning balances (2)           14,295            296     2.07%                   12,786          420      3.28%
                                      --------        -------     -----                 --------      -------      -----

Total interest-earning assets           83,229          5,466     6.57%                   77,906        6,206      7.97%
                                      --------        -------     -----                 --------      -------      -----


NON-INTEREST EARNING ASSETS
---------------------------

Premises and equipment                      79                                                99
Allowance for loan losses                 (678)                                             (647)
Other non-earning assets                   730                                               567
                                      --------                                          --------
Total assets                          $ 83,360                                          $ 77,925
                                      ========                                          ========

INTEREST BEARNING LIABILITIES
-----------------------------

Savings                               $ 12,407        $   185     1.49%                 $ 11,975      $   337      2.81%
Money market                            36,314          1,180     3.25%                   33,111        1,808      5.46%
Time deposits                           17,934          1,071     5.97%                   20,183        1,312      6.50%
Subordinated debt                          401             32     7.98%                        -            -      0.00%
                                      --------        -------     -----                 --------      -------      -----

                                        67,056          2,468     3.68%                   65,269        3,457      5.30%
                                      --------        -------     -----                 --------      -------      -----

NON-INTEREST BEARNING LIABILITIES AND EQUITY
--------------------------------------------
Checking                                 8,301                                             8,385
Other liabilities                          391                                               293
Equity                                   7,612                                             3,978
                                      --------                                          --------
Total liabilities and equity          $ 83,360                                          $ 77,925
                                      ========                                          ========


Net interest spread (3)                               $ 2,998     2.89%                               $ 2,749      2.67%
                                                      =================                               ==================

Net interest margin  (4)                                          3.60%                                            3.53%
                                                                  =====                                            =====

(1)      Total loans less net deferred loan costs.
(2)      Includes interest-earning balances in other financial institutions and a money market account.
(3)      Net interest spread is calculated by subtracting average interest rate paid from average interest rate earned.
(4)      Net interest margin is net interest income dividend by average interest earning assets.


Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of Allied First Bancorp, Inc. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.




                                               Year ended Ended June 30                     Year ended Ended June 30
                                                    2002 vs. 2001                                2001 vs. 2000
                                      -------------------------------------------------------------------------------------------
                                              Increase/(Decrease) Due to                   Increase/(Decrease) Due to
                                      -------------------------------------------------------------------------------------------


                                          Total      Volume         Rate                Total       Volume         Rate
Interest income
      Loans                              $(803)       $ 23        $  (826)              $183         $(86)         $269
     Securities available for sale         138         138              -                  -            -             -
     FHLB stock                             49          49              -                 10           10             -
     Interest earning balances            (124)         45           (169)               167          171            (4)
                                         -----        ----        -------               ----         ----          ----

          Total interest Income           (740)        255           (995)               360           95           265
                                         -----        ----        -------               ----         ----          ----

Interest expense
     Savings                              (152)         12           (164)                 7            7             -
     Money market                         (628)        161           (789)               176            9           167
     Time deposits                        (241)       (139)          (102)               232          161            71
     Subordinated debt                      32          32              -                  -            -             -
                                         -----        ----        -------               ----         ----          ----

          Total interest expense          (989)         66         (1,055)               415          177           238
                                         -----        ----        -------               ----         ----          ----

Net interest income                      $ 249        $189        $    60               $(55)        $(82)         $ 27
                                         =====        ====        =======               ====         ====          ====


Results of Operations - Comparison of 2002 and 2001

General. Net income for the year ended June 30, 2002 was $531,000 compared to net income of $680,000 for the year ended June 30, 2001 or a decrease of $149,000. The earnings represent a return on average assets of 0.64% for 2002 and 0.87% for 2001.

This decrease in net income was primarily due to the increase in non-interest expense. Non-interest expense increased $448,000 or 17.18%, from $2.61 million for the year ended June 30, 2001 to $3.06 million for the year ended June 30, 2002. The increase in non-interest expense was offset by an increase in net interest income of $248,000 and an income tax benefit of $43,000. The $43,000 tax benefit resulted from the $205,000 tax benefit recorded due to the change in tax status and was partially offset by tax expense of

$162,000 related to the pre-tax earnings of Allied First Bancorp, Inc. for the period September 1, 2001 through June 30, 2002.

Interest Income. Interest income for 2002 was $5.47 million compared to $6.21 million for the same period in 2001, a decrease of $740,000 or 11.92%. The decrease was primarily the result of lower loan and investment yields during 2002. The yield on loans decreased to 7.63% for 2002 from 8.90% for 2001, and the yield on interest earning balances held at other financial institutions decreased to 2.07% from 3.28%. Allied First Bancorp, Inc. was able to offset part of the lost income from loans and interest earning deposits by purchasing longer-term investments. Allied First Bancorp, Inc. held an average balance of $2.69 million in securities available for sale that yielded an average rate of 5.13%. Allied First Bancorp, Inc. also increased the average amount of Federal Home Loan Bank Stock to $1.09 million that yielded an average rate of 5.68%.

Interest Expense. Interest expense for 2002 was $2.47 million compared to $3.46 million for 2001, a decrease of $988,000, or 28.59%. The decrease was the result of the declining rate environment during the calendar year of 2001 and carrying into the first six months of 2002. This allowed Allied First Bancorp, Inc. to reprice a substantial amount of its deposits to the lower rates. The average rate paid on interest-bearing liabilities was 3.68% for 2002 compared to 5.30% for 2001.

Net Interest Income. The decrease in interest income was more than offset by the decrease in interest expense to result in an increase in net interest income of $248,000 or 9.03% from $2.75 million in 2001 to $3.00 million in 2002. The net interest margin increased to 3.60% for 2002 from 3.53% for 2001.

Provision for Loan Losses. Allied First Bancorp, Inc. charges provisions for loan losses to earnings to maintain the allowance for loan losses. The determination of the allowance is based on an evaluation of the portfolio, past loss experience, current economic conditions, loan volume, growth and composition of the portfolio, peer group information, and other relevant factors. Allied First Bancorp, Inc.'s policies require the review of the loan portfolio on a regular basis, and management appropriately classifies loans. Allied First Bancorp, Inc. believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that adjustments may be necessary depending upon a change in economic conditions.

Allied First Bancorp, Inc.'s provision for loan losses for 2002 decreased by $19,000 to $235,000 from $254,000 for 2001. Gross charge-offs in 2002 were
$244,000 or $87,000 lower than gross charge-offs in 2001 of $331,000. In addition, recoveries on previously charged-off loans were $38,000 in 2002 compared to $25,000 in 2001. Non-performing loans to total loans at June 30, 2002 were at 0.19% compared to 0.02% at June 30, 2001. The allowance for loan losses to gross loans receivable was 0.97% at June 30, 2002 compared to 0.98% at June 30, 2001. Management believes this modest decrease of .01% of loans correlates to the lower charge-offs during 2002 as well as the shift to a more secured loan portfolio. Allied First Bancorp, Inc. has a much higher concentration of loans in real estate including home equity loans, than in prior years, which typically have lower loan losses. At June 30, 2002, first mortgage and home equity loans comprise nearly 35% of the loan portfolio compared to 25% at June 30, 2001.

Non-interest Income. Non-interest income for 2002 was $780,000 compared to $793,000 for 2001, a decrease of $13,000, or 1.64%. Credit and debit card transaction income and other fees are the largest category of non-interest income and was $671,000 in 2002 compared to $658,000 for 2001. For 2002, the fees collected for first mortgages originated and sold decreased by $16,000 as a result of lower volumes than the prior period. This was partially offset by the increase in the standard percentage received on the loan balances funded. In 2002, $13.9 million of first mortgages were originated and sold compared to $25.7 million in 2001. These loans are underwritten by the investor and bought at par value from Allied First Bancorp, Inc. Allied First Bancorp, Inc. initially funds the loans and they are generally purchased within a few days. Allied First Bancorp, Inc. receives a standard fee based on the funded loan amount. For 2001, the standard fee was 0.35%. The standard fee received increased 0.15% or 15 basis points during 2002. The increased fee was applicable for loans that originated after July 1, 2001. For 2002 other non-interest income decreased by $10,000 to $37,000 as a result of lower commissions received for customer use of long distance services. Allied First Bancorp, Inc. receives a percentage of revenue on our customer's usage of this service.

Non-interest Expense. Non-interest expense for 2002 was $3.06 million compared to $2.61 million for 2001, an increase of $448,000 or 17.18%. For 2002 salary and employee benefits totaled $1.11 million compared to 980,000 for 2001 or an increase of $129,000 or 13.19%. This increase is attributable to increased staffing, normal merit increases, increased participants in retirement plans, as well the increased cost of health coverage. Travel and conference expense was $84,000 in 2002 compared to $49,000 in 2001 for a 71.44% increase. This increase was partially due to the strategic planning conference held in the first quarter of 2002, which focused on Allied First Bancorp, Inc.'s new opportunities as a savings bank. Also, travel related expenses were incurred in 2002 for regional marketing functions as a result of a new marketing focus due to the elimination of past credit union membership restrictions as well as an improved capital position for growth. Professional services for 2002 were $328,000, resulting in an increase of $72,000 or 28.11% from $256,000 in 2001. The increase in professional services was primarily related to additional operating costs associated with being a public company and a taxable entity. Those professional fees included both start up expenses as well as ongoing fees. In addition, due to the public company filing requirements, we incur additional accounting and legal fees associated with those filings. We also incur fees associated with tax services. For 2002 and 2001, we also incurred professional fees of $49,000 and $108,000, respectively, for services related to our charter conversion. Similar expenses are not anticipated going forward as our charter conversion was effective September 1, 2001. Marketing and promotion expense for 2002 was $171,000 compared to $80,000 for 2001 for an increase of $91,000 or 114.48%. Now that our customer base is not limited and our capital position has been improved through the stock conversion, Allied First Bancorp, Inc. has increased its marketing efforts within its existing customer base as well as to new customer bases. In general, other categories of non-interest expense are higher in 2002 compared to 2001. Some of these increased expenses relate to the change from a credit union to a savings bank. For example, we are subject to higher regulatory fees than previously paid as a credit union. In addition, management anticipates that The Public Company Accounting Reform and Investor Protection Act of 2002 signed into law on July 30, 2002 may cause non-interest expenses to be incurred in future periods that have not been incurred in 2002 or prior periods.

Income Tax Expense (Benefit). For 2001, there was no income tax expense or benefit due to our not-for-profit status as a credit union at that time. For 2002, we recorded an income tax benefit of $43,000. As previously discussed, this amount included a $205,000 tax benefit as a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes. In addition, our profits as a savings bank are subject to federal and state income taxes at a combined rate of 38.74%. Therefore, we recorded $162,000 of tax expense on our earnings recorded from September 1, 2001 through June 30, 2002. Had our profits for July and August 2002 been subject to income taxes, we would have recorded additional income tax expense of $25,000. Had our profits for 2001 been subject to income taxes, we would have recorded tax expense of $263,000.

Results of Operations - Comparison of 2001 and 2000

General. Net income for 2001 was $680,000 compared to net income of $382,000 for 2000 or an increase of $298,000. The earnings represent a return on average assets of 0.87% for 2001 and 0.52% for 2000.

This increase was due to several factors but primarily because of the increase in non-interest income and the reduction in the provision for loan losses. Non-interest income increased $158,000 or 24.88%, from $635,000 for 2000 to $793,000 for 2001. The provision for loan losses was $254,000 for 2001 compared to $450,000 for 2000 or a decrease of $196,000.

Interest Income. Interest income for 2001 was $6.21 million compared to $5.85 million for the same period in 2000, an increase of $360,000 or 6.1%. The increase was primarily the result of higher loan yields during 2001 and the average balance of interest earning deposits held in other financial institutions increasing over the prior period. The decrease in the average balance for loans during 2001 partially offset the increase in loan interest income from the higher yields. The yield on loans increased to 8.90% for 2001 from 8.48% for 2000, and the yield on interest earning deposits held at other financial institutions decreased slightly to 3.28% from 3.34%. However, the average balance on interest earning deposits held in other financial institutions increased from $7.6 million in 2000 to $12.8 million in 2001.

Interest Expense. Interest expense for 2001 was $3.46 million compared to $3.04 million for 2000, an increase of $420,000, or 13.8%. The increase was the result of an increase in the average balance of interest-bearing liabilities to $73.7 million for 2001 from $69.8 million for 2000 and the higher interest rate paid on the interest-bearing liabilities. The rate paid on interest-bearing liabilities was 4.69% in 2001 and 4.36% in 2000, which represents a 33 basis point increase over the previous year.

Net Interest Income. Net interest income decreased $55,000 or 1.94% from $2.80 million in 2000 to $2.75 million in 2001. This decrease in net interest income was caused by an increase in our interest expense that was partially offset by an increase in our interest income. Our net interest margin decreased from 3.81% for 2000 to 3.53% for 2001.

Provision for Loan Losses. Allied First Bancorp, Inc.'s provision for loan losses for 2001 decreased by $196,000 to $254,000 from $450,000 for 2000. The need for a larger provision for loan losses in 2000 was partially related to one specific borrower situation that resulted in a charge-off of $227,000. Gross charge-offs in 2001 were $331,000 or $106,000 lower than gross charge-offs in 2000 of $437,000. Non-performing loans to total loans at June 30, 2001 were at 0.02% compared to 0.16% at June 30, 2000. The allowance for loan losses to gross loans receivable was 0.98% at June 30, 2001 compared to 1.03% at

June 30, 2000. Management believes this is reflective of the lower charge-offs in 2001 and lower non-performing loans at June 30, 2001 compared to June 30, 2000.

Non-interest Income. Non-interest income for 2001 was $793,000 compared to $635,000 for 2000, an increase of $158,000, or 24.88%. The increase in non-interest income principally is the result of increases in credit card and debit card transaction income, non-sufficient fund fees and first mortgage loan fees. Transaction income on customer use of credit and debit cards increased by $65,000 in 2001 compared to 2000 due to increased usage. The non-sufficient fund fees were $87,000 in 2001 compared to $17,000 in 2000 or an increase of $70,000. This increase is attributable to a 100% increase in the standard fee for non-sufficient fund activity as well as a more aggressive collection policy of such fees. The collection efforts on non-sufficient fund fees accounted for a majority of the $70,000 increase. The fees collected on first mortgage loans originated and sold to an investor increased by $15,000 as a direct result of increased volumes. In 2001, $25.7 million were originated and sold compared to $18.9 million in 2000.

Non-interest Expense. Non-interest expense for 2001 was $2.6 million and was unchanged from the $2.6 million for 2000. The largest category increase was in salaries and employee benefits which increased by $169,000 or 20.89%. This increase is attributable to increased staffing as well as normal merit increases. The largest decreases occurred in travel and conference expenses and marketing and promotion activities as a result of less activity devoted to these areas.

Income Tax Expense. Due to credit unions being not-for-profit organizations, we were not subject to federal or state income taxes for 2001 and 2000. Therefore, there was no income tax expense in our financial statements for those reporting periods.

Capital

Consistent with Allied First Bancorp, Inc.'s goal to operate a sound and profitable financial organization, management actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $4.2 million at June 30, 2001, or 5.16% of total assets for regulatory purposes. As of June 30, 2001, Allied Pilots Association Federal Credit Union, the predecessor to Allied First Bank, did not exceed the minimum capital requirements for either adequately or well-capitalized classifications. The regulatory capital requirement at June 30, 2001 to be considered well-capitalized was 7.00% and to be adequately capitalized was 6.00%. At June 30, 2001, Allied Pilots Association Federal Credit Union was classified as undercapitalized by its regulatory agency, the National Credit Union Administration. Due to being undercapitalized, Allied Pilots Association Federal Credit Union was required to file a net worth restoration plan with the regulatory agency in March 2001. The net worth restoration plan was approved by the regulatory agency in May 2001. The National Credit Union Administration was responsible for monitoring Allied Pilots Association 's ability to comply with its net worth restoration plan. As discussed below, due to the conversion of its charter, Allied Pilots Association Federal Credit Union is no longer under the regulation and supervision of the National Credit Union Administration.

As discussed in Note 2 in the June 30, 2002 Consolidated Financial Statements - Plan Of Stock Conversion in Allied Pilots Federal Credit Union's financial statements, the Board of Directors' initiated a two-step plan to improve Allied Pilots Federal Credit Union's capital position. The first step of the plan was to convert Allied Pilots Federal Credit Union's charter to an Illinois mutual savings bank. In conjunction with the first step of the plan, Allied First Bank issued subordinated capital notes, qualifying as Tier II capital, in the amount of $1.0 million to provide for a total risk-based capital ratio of at least 8% (adequately capitalized). Effective September 1, 2001, Allied First Bank converted its charter to an Illinois mutual savings bank and issued the required amount of subordinated capital notes to be considered adequately capitalized. The second step of the plan was to initiate a mutual to stock conversion. The purpose of the mutual to stock conversion was to increase the capital of Allied First Bancorp, Inc. in order to enable it to meet the capital requirements of a Federal Deposit Insurance Corporation institution and to support the future growth of Allied First Bank. As part of this step, Allied First Bank formed the holding company, Allied First Bancorp, Inc. The holding company acquired 100% of the stock of Allied First Bank through the sale of the Allied First Bancorp, Inc. common stock. The proceeds from the stock offering increased the capital of Allied First Bancorp, Inc. and provided a classification of well-capitalized upon the completion of the stock conversion effective December 27, 2001. The subordinated capital notes were retired upon completion of the stock conversion.

At June 30, 2002, Allied First Bancorp, Inc. had Tier I leverage capital, Tier I risk based-capital, and Tier II risk based capital ratios of 11.9%, 13.6%, and 14.5%, respectively. These ratios met or exceeded the Federal Deposit Insurance Corporation "well-capitalized" minimums of 5.0%, 6.0%, and 10.0%.

Other than those indicated in this management's discussion, management is not aware of any known trends, events or uncertainties that would have a material effect on Allied First Bancorp, Inc.'s liquidity, capital, and results of operations. In addition, management is not aware of any regulatory recommendations that, if implemented, would have such an effect.

Recent Accounting Pronouncements

Adoption of new accounting standards did not have a material effect on Allied First Bancorp, Inc.'s consolidated financial position or results of operations for 2002. The following is a discussion of recent accounting pronouncements.

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, which we refer to as FAS 141, Business Combinations and Statement No. 142, which we refer to as FAS 142, Goodwill and Other Intangible Assets. FAS 141 addresses financial accounting and reporting for business combinations and requires all business combinations within the scope of the Statement to be accounted for using the purchase method. However, for combinations between two or more mutual enterprises, FAS 141 is not effective until interpretative guidance related to the application of the purchase method to those transactions is issued. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Management does not believe these recent accounting pronouncements will have any impact on its operations at this time.

In August 2001, the Financial Accounting Standards Board issued FAS No. 143, "Accounting for Asset Retirement Obligations." FAS No. 143 requires a liability to be recognized for the fair value of obligations associated with the retirement of tangible, long-lived assets. Adoption of this standard on July 1, 2002 is not expected to have a material effect on Allied First Bancorp, Inc.'s consolidated financial position or results of operations.

Effective July 1, 2002, Allied First Bancorp, Inc. adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This new
accounting   standard   establishes  more   restrictive   requirements  for  the
classification of assets "held for sale" and also expands the types of dispositions that are to be accounted for as discontinued operations. Adoption of this standard did not have a material effect on Allied First Bancorp, Inc.'s consolidated financial position or results of operations.

The Financial Accounting Standards Board recently issued FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" and No. 146, "Accounting For Costs Associated with Exit or Disposal Activities". FAS No. 145 applies for years beginning after May 14, 2002 and may be adopted sooner. FAS No. 145 covers extinguishments of debt and leases, and includes some minor technical corrections. Under previous accounting guidance, gains or losses from extinguishments of debt were always treated as extraordinary items. Under FAS No. 145 they will no longer be considered extraordinary, except under very limited conditions. Upon adoption of FAS No. 145, any prior gains and losses from extinguishments of debt must be reclassified as ordinary gains and losses. Under FAS No. 145, if a capital lease is modified to become an operating lease, it will be accounted for as a sale-leaseback, by following the accounting guidance of FAS No. 98, instead of being accounted for as a new lease. FAS No. 146 covers accounting for costs associated with exit or long-lived asset disposal activities, such as restructurings, consolidation or closing of facilities, lease termination costs or employee relocation or severance costs. FAS No. 146 replaces Emerging Issues Task Force 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, and may be adopted sooner. Allied First Bancorp, Inc. may not restate its previously issued financial statements. FAS No. 146 requires exit or long-lived asset disposal costs to be recognized as an expense when the liability is incurred and can be measured at fair value, rather than at the date of making a commitment to an exit or disposal plan. Management does not expect the effects of the future adoptions of FAS No. 145 and FAS No.146 to be material to Allied First Bancorp, Inc.'s consolidated financial position or results of operations.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared following accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of Allied First Bancorp, Inc.'s operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Disclosure and Internal Controls

The Company has adopted interim disclosure controls and procedures designed to facilitate Allied First Bancorp's financial reporting. These interim disclosure controls currently consist of communications between the Chief Executive Officer and each department head to identify any new transactions, events, trends or contingencies which may be material to the Allied First Bancorp, Inc.'s operations. Allied First Bancorp, Inc. has evaluated the effectiveness of these interim disclosure controls within the 90 days prior to the filing of this report.

Allied First Bancorp, Inc. maintains internal controls and has evaluated such controls within 90 days of the filing of this report. There has not been any significant changes in such internal controls subsequent to date of their evaluation.

                         REPORT OF INDEPENDENT AUDITORS



Shareholders and Board of Directors
Allied First Bancorp, Inc.
Naperville, Illinois


We have audited the accompanying consolidated balance sheets of Allied First Bancorp, Inc. (formally known as Allied Pilots Association Federal Credit Union) as of June 30, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Allied First Bancorp, Inc. 's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied First Bancorp, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                     /s/ Crowe, Chizek and Company LLP

Oak Brook, Illinois
August 1, 2002


--------------------------------------------------------------------------------
                                       18



                                                      ALLIED FIRST BANCORP, INC.
                                                     CONSOLIDATED BALANCE SHEETS
                                                        June 30, 2002 and 2001

---------------------------------------------------------------------------------------------------------------------------


                                                                                      2002                  2001
                                                                                      ----                  ----
ASSETS
Interest earning cash and cash equivalents                                      $     7,363,100    $     16,455,200
Time deposits in other financial institutions                                         3,869,403                   -
Membership shares at corporate credit union                                             558,000             722,000
Securities available for sale                                                         6,357,945                   -
Federal Home Loan Bank stock                                                          1,532,400             237,125
Loans, net                                                                           66,911,855          63,549,267
Premises and equipment, net                                                              67,932              82,448
National Credit Union Share Insurance Fund deposit                                            -             618,802
Accrued interest receivable                                                             269,613             189,775
Other assets                                                                            353,970             340,819
                                                                                ---------------    ----------------

     Total assets                                                               $    87,284,218    $     82,195,436
                                                                                ===============    ================


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Non interest bearing deposits                                              $     8,654,978    $      8,798,380
     Interest bearing deposits                                                       68,064,386          68,835,274
                                                                                ---------------    ----------------
         Total deposits                                                              76,719,364          77,633,654
     Other liabilities                                                                  491,928             317,608
                                                                                ---------------    ----------------
         Total liabilities                                                           77,211,292          77,951,262

Shareholders' equity
     Preferred stock, $.01 par value, 2,000,000 shares authorized,
              none issued                                                                     -                   -
     Common stock, $.01 par value, 8,000,000 shares authorized,
              608,350 shares issued and outstanding at June 30, 2002                      6,084                   -
     Additional paid in capital                                                       5,271,948                   -
     Retained earnings                                                                4,775,108           4,244,174
     Accumulated other comprehensive income, net of tax                                  19,786                   -
                                                                                ---------------    ----------------
              Total shareholders' equity                                             10,072,926           4,244,174
                                                                                ---------------    ----------------

                  Total liabilities and shareholders' equity                    $    87,284,218    $     82,195,436
                                                                                ===============    ================


--------------------------------------------------------------------------------
                                       19


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                                      ALLIED FIRST BANCORP, INC.
                                                  CONSOLIDATED STATEMENTS OF INCOME
                                                        June 30, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------------

                                                                                       2002               2001
                                                                                       ----               ----
Interest income
     Loan, including fees                                                         $    4,970,301    $     5,773,082
     Taxable securities                                                                  137,785                  -
     Deposits with financial institutions                                                357,770            432,791
                                                                                  --------------    ---------------
                                                                                       5,465,856          6,205,873

Interest expense
     Deposits                                                                          2,439,480          3,454,944
     Other                                                                                28,863              1,699
                                                                                  --------------    ---------------
                                                                                       2,468,343          3,456,643

Net interest income                                                                    2,997,513          2,749,230

Provision for loan losses                                                                235,000            254,450
                                                                                  --------------    ---------------

Net interest income after
  provision for loan losses                                                            2,762,513          2,494,780

Non-interest income
     Credit and debit card transaction income and other fees                             670,786            657,782
     First mortgage loan fees                                                             72,111             87,526
     Other                                                                                37,227             47,388
                                                                                  --------------    ---------------
                                                                                         780,124            792,696
Non-interest expense
     Salaries and employee benefits                                                    1,106,422            977,515
     Office operations and equipment                                                     428,271            394,090
     Credit and debit card processing                                                    523,431            505,571
     Travel and conference                                                                83,734             48,843
     Professional services                                                               327,703            255,796
     Marketing and promotions                                                            171,094             79,771
     Data processing                                                                     235,623            213,454
     Occupancy                                                                            78,798             73,502
     Other                                                                               100,063             58,788
                                                                                  --------------    ---------------
                                                                                       3,055,139          2,607,330
                                                                                  --------------    ---------------

Income before income taxes                                                               487,498            680,146

Income tax expense (benefit)                                                             (43,436)                 -
                                                                                  --------------    ---------------

Net income                                                                        $      530,934    $       680,146
                                                                                  ==============    ===============

Earnings per common share:
     Basic                                                                        $          .24    $             -
     Diluted                                                                                 .24                  -


--------------------------------------------------------------------------------
                                       20
              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                                      ALLIED FIRST BANCORP, INC.
                                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
                                                        June 30, 2002 and 2001


------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Accumulated
                                                                                                   Additional              Other
                                              Common        Paid in             Retained           Comprehensive       Shareholders'
                                              - -----       -------             --------         ------------------       ------
Balance at July 1, 2000                     $       -    $           -      $   3,564,028        $          -         $    3,564,028

Net income                                          -                -           680,146                    -                680,146


Balance at June 30, 2001                            -                -         4,244,174                    -              4,244,174

Proceeds from 608,350 shares of
   common stock, net of conversion
   costs                                        6,084        5,271,948                 -                    -              5,278,032

Net income                                          -                -           530,934                    -                530,934
Net change in unrealized
    appreciation on securities
    available for sale, net of tax                  -                -                 -               19,786                 19,786
                                                                                                                      --------------

Comprehensive income                                -                -                 -                    -                550,720
                                            ---------    -------------      ------------         ------------         --------------


Balance at June 30, 2002                    $   6,084    $   5,271,948      $  4,775,108         $     19,786         $   10,072,926
                                            =========    =============      ============         ============         ==============


--------------------------------------------------------------------------------
                                       21
              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                                      ALLIED FIRST BANCORP, INC.
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       June 30, 2002 and 2001


--------------------------------------------------------------------------------------------------------------------

                                                                                         2002               2001
                                                                                         ----               ----
Cash flows from operating activities
     Net income                                                                   $      530,934       $    680,146
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation and amortization                                                    63,947             88,273
         Provision for loan losses                                                       235,000            254,450
         FHLB of Chicago stock dividend                                                  (57,500)                 -
         Changes in
              Accrued interest receivable                                                (79,838)            (2,557)
              Other assets                                                               (25,381)            42,198
              Other liabilities                                                          174,320             10,627
                                                                                  --------------       ------------
                  Net cash from operating activities                                     841,482          1,073,137

Cash flows from investing activities
     Changes in
         Time deposits in other financial institutions                                (3,869,403)                 -
         Membership shares at corporate credit union                                     164,000             (6,600)
         Loans, net                                                                   (1,494,601)         1,407,462
         NCUSIF deposit                                                                  618,802            (11,945)
     Purchase of loans                                                                (2,102,987)                 -
     Purchase of securities available for sale                                        (7,045,638)                 -
     Paydown and maturity of securities available for sale                               708,871                  -
     Purchase of Federal Home Loan Bank stock                                         (1,237,775)           (16,276)
     Purchase of premises and equipment                                                  (38,593)           (51,930)
                                                                                  ---------------      ------------
              Net cash from investing activities                                     (14,297,324)         1,320,711

Cash flows from financing activities
     Net change in deposits                                                             (914,290)         7,527,268
     Proceeds from issuance of subordinated debt                                       1,000,000                  -
     Redemption of subordinated debt                                                  (1,000,000)                 -
     Proceeds from sale of common stock, net of conversion
       costs                                                                           5,278,032                  -
                                                                                  --------------       ------------
              Net cash from financing activities                                       4,363,742          7,527,268

Net change in cash and cash equivalents                                               (9,092,100)         9,921,116

Cash and cash equivalents at beginning of year                                        16,455,200          6,534,084
                                                                                  --------------       ------------

Cash and cash equivalents at end of year                                          $    7,363,100       $ 16,455,200
                                                                                  ==============       ============

Supplemental disclosures of cash flow information Cash paid during the year for:
         Interest                                                                 $    2,469,075       $  3,458,179
         Income taxes                                                             $            -       $          -




--------------------------------------------------------------------------------
                                       22
              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting: The consolidated financial statements include the account of Allied First Bancorp, Inc. and its wholly-owned subsidiary, Allied First Bank, sb, together referred to as Allied First Bancorp, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations and Concentrations of Credit Risk: Allied First Bancorp, Inc.'s wholly owned subsidiary, Allied First Bank, formally the Allied Pilots Association Federal Credit Union (see Note 2), headquartered in Naperville, Illinois, provides a broad range of financial services to its customers. Allied First Bancorp, Inc.'s primary services include accepting deposits and making loans. Allied First Bancorp, Inc. grants consumer (including credit card), mortgage and home equity loans to its customers. The customers of Allied First Bancorp, Inc. are located throughout the United States, with concentrations in California, Illinois, Texas and Florida. The majority of the loans are secured by collateral including autos and other types of vehicles, deposit accounts, real estate and other consumer assets. At June 30, 2002 and 2001, unsecured loans represented 30% and 35% of gross loans. The customer base of Allied First Bank as a credit union was restricted to current and past members of Allied Pilots Association (American Airlines and American Eagle Union pilots), certain related organizations, and their immediate family members and this concentration remains. This concentration in a limited market represents a potential for significant financial impact should adverse economic events occur within this limited market.

Use of Estimates: The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from current estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair values of financial instruments.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

--------------------------------------------------------------------------------
                                       23
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and Allowance for Loan Losses: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loan held for sale are reported at the lower of cost or market, on an aggregate basis. Interest on loans is recognized over the term of the loans and is calculated using the simple-interest method on principal amounts outstanding.

Allied First Bancorp, Inc. does not currently charge loan origination fees. Certain direct loan origination costs are deferred for loans originated by Allied First Bancorp, Inc., and the net cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans. Direct loan origination costs associated with loans held for sale are incurred by the investor.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Additions to the allowance for loan losses are provided based on management's periodic evaluation. Management's periodic evaluation of the adequacy of the allowance is based on the Allied First Bancorp, Inc.'s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the customers ability to repay, estimated value of any underlying collateral, and current economic conditions. Loans are charged against the allowance for loan losses when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as home equity, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Loans Held for Sale: Periodically, Allied First Bancorp, Inc. will originate first mortgage loans. These loans are sold within several days of origination at their carrying value. All sales are made without recourse. Upon the sale of the loan, Allied First Bancorp, Inc. receives a fee equivalent to a stated percentage of the funded loan amount. The fee was 0.50% in 2002 and 0.35% in 2001. Beginning in 2002, Allied First Bancorp, Inc. has retained some first mortgage loans in their portfolio.



--------------------------------------------------------------------------------
                                       24
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is recorded on the straight-line method based on estimated useful lives or the remaining life of the lease, when applicable. Maintenance and repairs are expensed, and major improvements are capitalized. Gains and losses on disposals are included in current operations.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

National Credit Union Share Insurance Fund Deposit: The deposit in the National Credit Union Share Insurance Fund was in accordance with National Credit Union Administration regulations, which required the maintenance of a deposit by each insured credit union in an amount equal to one percent of its insured shares. The deposit was refunded to Allied Pilots Association Federal Credit Union when its insurance coverage was terminated and it was converted to another source of insurance coverage (Federal Deposit Insurance Corporation).

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and open-ended revolving lines of credit issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Tax: Allied First Bancorp, Inc. records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates adjusted for allowances made for uncertainty regarding the realization of deferred tax assets. Allied First Bank was formerly a credit union; it was exempt, by statute, from federal and state income taxes until the conversion to a state-chartered mutual thrift on September 1, 2001. Therefore, no income taxes were recorded for fiscal year 2001 and the first two operating months of fiscal year 2002.

Earnings Per Common Share: Basic earnings per common share is net income since December 27, 2001, the date of the stock conversion, divided by the weighted average number of shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable. At June 30, 2002, no plans exist to cause additional potential common shares.


--------------------------------------------------------------------------------
                                       25
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Benefit Plans: Allied First Bancorp, Inc. offers a qualified, non-contributory, defined contribution pension plan and a 401(k) deferred compensation plan for eligible employees.

Cash Flow Reporting: Cash and cash equivalents include balances on deposit in other financial institutions and money market mutual funds with original maturities of three months or less. Allied First Bancorp, Inc. reports net cash flows for loan and deposit transactions, loans held for sale, corporate credit union membership shares, and the National Credit Union Share Insurance Fund deposit.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies: Loss contingencies, including claims and legal action arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Operating Segments: While Allied First Bancorp, Inc.'s management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of Allied First Bancorp, Inc.'s operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.




--------------------------------------------------------------------------------
                                       26
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 2 - PLAN OF STOCK CONVERSION

On September 1, 2001, Allied First Bank converted the existing Credit Union to an Illinois mutual savings bank as the first part in a two-part plan to improve the capital position of the institution. In conjunction with the first part of the plan, Allied First Bank issued subordinated capital notes, qualifying as Tier 2 capital, in the amount of $1 million on September 1, 2001. The subordinated capital notes had a term of five years, an interest rate of 8.5% and were redeemable without any prepayment penalty. The issuance of the notes was sufficient to qualify Allied First Bank as adequately capitalized. In the second part of the Plan, on September 17, 2001, the Board of Directors of Allied First Bank adopted a Plan of Stock Conversion to convert from an Illinois mutual savings bank to an Illinois stock savings bank with the concurrent formation of the holding company. The purpose of the mutual to stock conversion was to increase the capital of Allied First Bank in order to enable it to meet the well-capitalized requirements of an FDIC insured institution and to support the future growth of the institution. The subordinated capital notes were retired upon completion of the stock conversion. On December 27, 2001, Allied First Bancorp, Inc. sold 608,350 shares of common stock at $10 per share and received proceeds of $5,278,032 net of conversion expenses of $805,468. Approximately 98% of the net proceeds were used by Allied First Bancorp, Inc. to acquire all of the capital stock of Allied First Bank.

In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Therefore, Allied First Bancorp, Inc. recorded the acquisition of Allied First Bank at historical cost.

At the time of conversion, Allied First Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at Allied First Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.


--------------------------------------------------------------------------------
                                       27
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001


NOTE 3 - RESTRICTED FUNDS

As a credit union, Allied First Bancorp, Inc. was required to maintain balances with Mid-States Corporate Federal Credit Union as membership shares that are uninsured and require a three-year notice before withdrawal. The remaining corporate credit union membership shares have been requested to be withdrawn and will be available in 2004.

Allied First Bancorp, Inc. also maintains compensating balances for credit card clearings at other financial institutions totaling $443,804 and $463,252 at June 30, 2002 and 2001.


NOTE 4 - SECURITIES

The fair value of available for sale securities and the related gains and losses recognized in accumulated other comprehensive income were as follows:




                                                                                          Gross           Gross
                                                                        Fair           Unrealized      Unrealized

                                                                        Value             Gains          Losses
                                                                        -----             -----          ------
Available for Sale
------------------
2002
----
    U.S. Government agency securities
      (mortgaged-backed securities)                               $     6,357,945     $     32,016     $          -



As of June 30, 2001, there were no available for sale securities held by Allied First Bancorp, Inc. There were no sales of securities during either 2002 or 2001.


--------------------------------------------------------------------------------
                                       28
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001





NOTE 5 - LOANS

At June 30, 2002 and 2001, loans were as follows:

                                                    2002                2001
                                                    ----                ----

     Vehicle                                $    14,677,518     $    17,140,112
     First mortgage                               2,939,304                   -
     Airplane                                     4,746,184           3,136,379
     Boat                                         4,303,708           4,833,402
     Signature (unsecured)                        5,225,091           5,913,424
     Lines of credit (unsecured)                  9,267,658          11,117,438
     Deposit secured                                111,656             227,625
     Home equity                                 20,642,383          16,071,667
     Credit card (unsecured)                      5,565,592           5,681,516
                                            ---------------     ---------------
                                                 67,479,094          64,121,563
     Allowance for loan losses                     (655,633)           (626,715)
     Net deferred loan costs                         88,394              54,419
                                            ---------------     ---------------
                                            $    66,911,855     $    63,549,267
                                            ===============     ===============

In 2002, Allied First Bancorp, Inc. purchased $2,102,987 of participation loans secured by airplanes from another financial institution.

Activity in the allowance for loan losses is summarized as follows:

                                                      2002             2001
                                                      ----             ----

     Balance at beginning of period            $       626,715  $       678,484
     Provision for loan losses                         235,000          254,450
     Loans charged-off                                (243,675)        (331,269)
     Recoveries on charged-off loans                    37,593           25,050
                                               ---------------  ---------------

     Balance at end of period                  $       655,633  $       626,715
                                               ===============  ===============

At June 30, 2002 and 2001, loans for which the accrual of interest had been discontinued amounted to approximately $71,000 and $10,000. There were no loans individually classified as impaired at or during the years ended June 30, 2002 and 2001.


--------------------------------------------------------------------------------
                                       29
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001



NOTE 6 - PREMISES AND EQUIPMENT

At year end, premises and equipment were as follows:

                                                      2002             2001
                                                      ----             ----

     Furniture, fixtures and equipment        $        70,358  $        61,171
     Leasehold improvements                            31,930           31,930
     Computer equipment                               349,732          461,352
                                              ---------------  ---------------
                                                      452,020          554,453
     Accumulated depreciation                        (384,088)        (472,005)
                                              ---------------  ---------------

                                              $        67,932  $        82,448
                                              ===============  ===============


NOTE 7 - DEPOSITS

At June 30, 2002 and 2001, deposits are summarized as follows:

                                                     2002              2001
                                                     ----              ----

     Checking                                $      8,654,978  $     8,798,380
     Savings                                       12,331,985       12,553,928
     Money market                                  37,444,826       37,486,333
     Time deposits                                 18,287,575       18,795,013
                                             ----------------  ---------------

                                             $     76,719,364  $    77,633,654
                                             ================  ===============

Deposits in denominations of $100,000 or more at June 30, 2002 and 2001 totaled approximately $20,725,000 and $20,090,000.

At year end 2002, the scheduled maturities of time deposits are as follows:

              2003                                   $     10,612,204
              2004                                          2,725,172
              2005                                          2,353,207
              2006                                          2,139,717
              2007                                            457,275
                                                     ----------------

                                                     $     18,287,575
                                                     ================


--------------------------------------------------------------------------------
                                       30
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 8 - EMPLOYEE BENEFITS

Allied First Bancorp, Inc. sponsors a noncontributory, defined contribution plan covering substantially all employees who meet certain age and service requirements. Allied First Bancorp, Inc. 's contribution is made at the discretion of the Board of Directors and was 10% of eligible employee's salaries for 2002 and 2001. Plan expense was approximately $74,000 and $62,000 in 2002 and 2001. The plan provides for 100% vested interest after completion of five years of service.

Allied First Bancorp, Inc. also maintains a 401(k) plan covering substantially all employees who meet certain age and service requirements. Allied First Bancorp, Inc. matches 50% of employee contributions to this plan up to 10%. Allied First Bancorp, Inc.'s matching contribution and expense for the 401(k) plan was approximately $23,000 and $14,000 in 2002 and 2001.


NOTE 9 - INCOME TAXES

As a credit union, Allied First Bancorp, Inc. was not subject to federal income taxes or state income taxes. Effective September 1, 2001, Allied First Bancorp, Inc. became subject to federal income taxes and state income taxes at a combined rate of 38.74% of pre-tax income. As a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes, Allied First Bank recorded a net deferred tax asset in the amount of $205,000 on September 1, 2001. The recording of this net deferred tax asset was reflected as an income tax benefit in the income statement.



--------------------------------------------------------------------------------
                                       31
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001





NOTE 9 - INCOME TAXES (Continued)

Income tax expense (benefit) was as follows for the fiscal year ended June 30, 2002.
                                                                  2002
                                                                  ----
     Current federal                                         $    148,771
     Current state                                                 33,784
     Deferred federal                                             (17,129)
     Deferred state                                                (3,862)
     Change in tax status                                        (205,000)
                                                             ------------

         Total expense (benefit)                             $    (43,436)
                                                             ============

Effective tax rates differ from federal statutory rates applied to the consolidated financial statement income due to the following.

                                                                  2002
                                                                  ----
     Federal statutory rate times financial statement
       income                                                $    165,749
     Effect of:
         Tax-exempt earnings from July 1, 2001
         through August 31, 2001                                  (24,693)
     Change in tax status                                        (205,000)
         State taxes, net of federal benefit                       19,686
         Other, net                                                   822
                                                             ------------

         Total expense (benefit)                             $    (43,436)
                                                             ============

     Effective tax rate is 34%.

Year-end deferred tax assets and liabilities were due to the following.

                                                                  2002
                                                                  ----
     Deferred tax assets:
         Allowance for loan losses                           $    182,804
         Accumulated depreciation                                  65,463
                                                             ------------
              Total                                               248,267
                                                             ------------

     Deferred tax liabilities:
         FHLB stock dividends                                     (22,276)
         Net unrealized appreciation on
           securities available for sale                          (12,230)
                                                             ------------
              Total                                               (34,506)
                                                             ------------

     Net deferred tax asset                                  $    213,761
                                                             ============

There is no valuation allowance at June 30, 2002.

--------------------------------------------------------------------------------
                                       32
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001






NOTE 10 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2002 were as follows.

                  Beginning balance                                 $   138,326
                  New loans                                                   -
                  Effect of changes in related parties                        -
                  Repayments                                            (12,205)
                                                                    -----------
                  Ending balance                                    $   126,121
                                                                    ===========

Deposits from principal officers, directors, and their affiliates at year end 2002 and 2001 were $206,000 and $514,000.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

Allied First Bancorp, Inc. is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans and open-end revolving lines of credit to customers. Allied First Bancorp, Inc.'s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans and open-end revolving lines of credit is represented by the contractual amount of those instruments. Allied First Bancorp, Inc. uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

Off-balance-sheet commitments are as follows:




                                                          2002                                 2001
                                                          ----                                 ----
                                              Fixed Rate        Variable Rate      Fixed Rate         Variable Rate
                                           ----------------    --------------     --------------    ---------------
Home equity lines                          $              -    $    8,306,000     $            -    $     7,962,000
Other lines of credit                            26,705,000         5,115,000         38,553,000          4,990,000
Credit cards                                     18,877,000                 -         21,250,000                  -
Overdraft protection                              2,221,000                 -                  -                  -
                                           ----------------    --------------     --------------    ---------------

                                           $     47,803,000    $   13,421,000     $   59,803,000    $    12,952,000
                                           ================    ==============     ==============    ===============


At June 30, 2002 and 2001, the interest rate for other lines of credit commitments with a fixed rate was 11.9%. At June 30, 2002 and 2001, the range of interest rates on credit card commitments was 12.3% to 14.9%. With proper notice provided to the customer, Allied First Bancorp, Inc. can change the rates on credit cards at its discretion.


--------------------------------------------------------------------------------
                                       33
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001



NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

At June 30, 2002, Allied First Bancorp, Inc. had a federal funds overnight line of credit available at LaSalle Bank totaling $4,000,000. There were no amounts outstanding at June 30, 2002. The interest rate is determined by LaSalle Bank from time to time based upon current market conditions.

Allied First Bancorp, Inc. is obligated under a noncancelable operating lease for office space. This lease expires January 31, 2003. It contains escalation clauses providing for increased rentals based primarily on increases in real estate taxes and operating costs. The related rental expense was approximately $65,000 and $60,000 for 2002 and 2001.

The future minimum commitments at June 30, 2002 for all noncancelable leases are as follows:

         Year Ending June 30,                                       Amount
         --------------------                                      --------

                2003                                             $     40,161
                                                                 ============


NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments and the related carrying amounts at June 30 are presented below:




                                            --------------2 0 0 2------------     -------------2 0 01--------------
                                                          -------                              ------
                                                Carrying           Estimated         Carrying          Estimated
                                                 Amount           Fair Value          Amount          Fair Value
                                            ---------------    --------------     --------------    ---------------
FINANCIAL ASSETS
    Cash and cash equivalents               $     7,363,100    $    7,363,000     $   16,455,200    $    16,455,000
    Time deposits in other financial
      institutions                                3,869,403         3,869,000                  -                  -
    Membership shares at corporate
      credit union                                  558,000           558,000            722,000            722,000
    Securities available for sale                 6,357,945         6,358,000                  -                  -
    Federal Home Loan Bank stock                  1,532,400         1,532,000            237,125            237,000
    Loans, net                                   66,911,855        67,646,000         63,549,267         63,881,000
    NCUSIF deposit                                        -                 -            618,802            619,000
    Accrued interest receivable                     269,613           270,000            189,775            190,000

FINANCIAL LIABILITIES
    Deposits with no
      stated maturities                     $   (58,431,789)   $  (58,432,000)    $  (58,838,641)   $   (58,839,000)
    Deposits with
      stated maturities                         (18,287,575)      (18,717,000)       (18,795,013)       (19,216,000)





--------------------------------------------------------------------------------
                                       34
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001



NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

For purposes of the disclosures of estimated fair value, the following assumptions were used as of June 30, 2002 and 2001. The estimated fair value for cash and cash equivalents, time deposits in other financial institutions and accrued interest is considered to approximate cost. The carrying amount of Federal Home Loan Bank stock, membership shares at corporate credit union, and the National Credit Union Share Insurance Fund deposit approximate fair value based on the redemption provisions. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. The estimated fair value for loans is based on estimates of the rate Allied First Bancorp, Inc. would charge for similar such loans at June 30, 2002 and 2001, applied for the time period until estimated payment. The estimated fair value for deposits with no stated maturities is based on their carrying value. The estimated fair value for deposits with stated maturities is based on estimates of the rate Allied First Bancorp, Inc. would pay on such deposits at June 30, 2002 and 2001, applied for the time period until maturity. The estimated fair values of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.


NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

Allied First Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At June 30, 2002 Allied First Bank was classified as well-capitalized. There are no conditions or events since that notification that management believes have changed Allied First Bank's category.





--------------------------------------------------------------------------------
                                       35
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001






NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (Continued)

Actual and required capital amounts (in millions) and ratios are presented below for June 30, 2002. Although Allied First Bancorp, Inc. was a credit union at June 30, 2001 and subject to the capital regulations of the National Credit Union Administration, the actual and required amounts as a Bank are shown for 2001 for comparability.






                                                                                                    Minimum
                                                                                                  Requirement
                                                                         Minimum                  To Be Well
                                                                       Requirement             Capitalized Under
                                                                       For Capital             Prompt Corrective
                                               Actual               Adequacy Purposes          Action Provisions
                                               ------               -----------------          -----------------
                                        Amount        Ratio        Amount        Ratio        Amount        Ratio
                                        ------        -----        ------        -----        ------        -----

2002
Total capital to risk
  weighted assets                      $   10.44      14.5%      $    5.75       8.0%        $   7.19      10.0%

Tier 1 (Core) capital to risk
  weighted assets                           9.79      13.6            2.87       4.0             4.31       6.0

Tier 1 (Core) capital to
  average assets                            9.79      11.9            3.30       4.0             4.13       5.0

2001
Total capital to risk
  weighted assets                      $    4.87       7.1%      $    5.51       8.0%        $   6.89      10.0%

Tier 1 (Core) capital to risk
  weighted assets                           4.24       6.2            2.76       4.0             4.13       6.0

Tier 1 (Core) capital to
  average assets                            4.24       5.2            3.29       4.0             4.11       5.0


Allied First Bancorp, Inc. or Allied First Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause its regulatory capital to be reduced below applicable regulatory requirements.



--------------------------------------------------------------------------------
                                       36
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Allied First Bancorp, Inc. follows.

                            CONDENSED BALANCE SHEETS
                                  June 30, 2002


     ASSETS
     Cash and cash equivalents                                $        51,824
     Investment in bank subsidiary                                 10,006,513
     Other assets                                                      21,423
                                                              ---------------
         Total assets                                         $    10,079,760
                                                              ===============

     LIABILITIES AND SHAREHOLDERS'  EQUITY
     Other liabilities                                        $         6,834
     Shareholders' equity                                          10,072,926
                                                              ---------------
         Total liabilities and shareholders' equity           $    10,079,760
                                                              ===============


                          CONDENSED STATEMENT OF INCOME
             For the period December 27, 2001 through June 30, 2002



     Interest income                                          $         3,539
     Equity in undistributed income of subsidiary                     177,701
                                                              ---------------
                                                                      181,260

     Interest expense                                                   2,933
     Other expense                                                     55,616
                                                              ---------------
                                                                       58,549

     Income before income taxes                                       122,691

     Income tax expense (benefit)                                     (21,423)
                                                              ---------------

     Net income                                               $       144,114
                                                              ===============


--------------------------------------------------------------------------------
                                       37
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001




NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
             For the period December 27, 2001 through June 30, 2002


   Cash flows from operating activities
     Net income                                                 $       144,114
     Adjustments:
       Equity in undistributed income of subsidiary                    (177,701)
       Change in other assets                                           (21,423)
       Change in other liabilities                                        6,834
                                                                ---------------
           Net cash from operating activities                           (48,176)

   Cash flows from investing activities
     Purchase of stock of bank subsidiary                            (5,178,032)
                                                                ---------------
       Net cash from financing activities                            (5,178,032)

   Cash flows from financing activities
     Proceeds from sale of common stock, net of
       conversion costs                                               5,278,032
                                                                ---------------
       Net cash from financing activities                             5,278,032
                                                                ---------------

   Net change in cash and cash equivalents                               51,824

   Beginning cash and cash equivalents                                        -
                                                                ---------------

   Ending cash and cash equivalents                             $        51,824
                                                                ===============






--------------------------------------------------------------------------------
                                       38
                                  (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2002 and 2001







NOTE 15 - EARNINGS PER COMMON SHARE

The factors used in the earnings per common share computation for the period December 27, 2001 through June 30, 2002 follows:

                                                                       2002
                                                                       ----
     Basic
           Net income                                             $     144,114
                                                                  =============

           Weighted average common shares
             outstanding                                                608,350
                                                                  =============

         Basic earnings per common share                          $         .24
                                                                  =============

     Diluted
           Net income                                             $     144,114
                                                                  =============

           Weighted average common shares
             outstanding for basic earnings per
             common share                                               608,350
           Add:  Dilutive effects of potential
             common shares                                                    -
                                                                  -------------

           Average shares and dilutive potential
             common shares                                              608,350
                                                                  =============

         Diluted earnings per common share                        $         .24
                                                                  =============




--------------------------------------------------------------------------------
                                       39

                   ALLIED FIRST BANCORP, INC. AND SUBSIDIARIES
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be at 8:30 a.m., Naperville, Illinois time, October 17, 2002, at Allied First Bank located at 387 Shuman Blvd., Naperville, Illinois.

STOCK LISTING

Allied First Bancorp, Inc.'s stock is traded on the OTC Electronic Bulletin Board under the symbol "AFBA."

PRICE RANGE OF COMMON STOCK

The following table sets forth the quarterly high and low bid prices of Allied First Bancorp's common stock since it began trading on December 27, 2001. These prices do not represent actual transactions and do not include retail mark-ups, mark-downs or commissions.




                      Quarter ended                                High                Low             Dividends
----------------------------------------------------------- ------------------- ------------------ ------------------
                      June 30, 2002                               $12.60             $11.85               N/A
                      March 31, 2002                              $12.10             $11.66               N/A
                    December 31, 2001                             $11.90             $11.90               N/A

Allied First Bancorp, Inc. has not declared any dividends during fiscal 2002. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of June 30, 2002, Allied First Bancorp, Inc. had approximately 442 stockholders of record and 608,350 outstanding shares of common stock.

SHAREHOLDERS AND GENERAL INQUIRIES          TRANSFER AGENT

Kenneth L. Bertrand                         Registrar and Transfer Company
Allied First Bancorp, Inc.                  10 Commerce Drive
387 Shuman Blvd., Suite 120 W               Cranford, New Jersey 07016
Naperville, Illinois 6056                   (908) 272-8511
(630) 778-7700

ANNUAL AND OTHER REPORTS

Allied First Bancorp, Inc. is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 2002, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and Allied First Bancorp, Inc.'s quarterly reports may be obtained without charge by contacting:

                               Kenneth L. Bertrand
                           Allied First Bancorp, Inc.
                          387 Shuman Blvd., Suite 120 W
                           Naperville, Illinois 60563

                   ALLIED FIRST BANCORP, INC. AND SUBSIDIARIES
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS
387 Shuman Blvd.                                       Telephone: (630) 778-7700
Suite 120W                                             Fax:  (630) 778-7754
Naperville, Illinois 60563

DIRECTORS OF THE BOARD

John G. Maxwell, Jr.                                   Brien J. Nagle
Chairman of the Board                                  Partner
Captain                                                Nagle & Higgins, P.C.
American Airlines                                      Naperville, Illinois
DFW Airport, Texas

Kenneth L. Bertrand                                    Paul F. Renneisen
President and Chief Executive Officer                  Captain
Allied First Bancorp, Inc. and Allied First Bank       American Airlines
Naperville, Illinois                                   DFW Airport, Texas

William G. McKeown                                     Frank K. Voris
Captain                                                Retired
American Airlines                                      Aurora, Illinois
DFW Airport, Texas

               ALLIED FIRST BANCORP, INC. AND SUBSIDIARY OFFICERS

Kenneth L. Bertrand
President and Chief Executive Officer

INDEPENDENT AUDITORS             SPECIAL COUNSEL

Crowe, Chizek and Company LLP    Jenkens & Gilchrist, a Professional Corporation
One Mid America Plaza            1919 Pennsylvania Avenue, N.W., Suite 600
P.O. Box 3697                    Washington, DC 20016-3404
Oak Brook, Illinois 60522-3697



                                       41