Form 10KSB, Exhibit 13
ALLIED FIRST BANCORP INC
filed 2003-09-29
CIK 1158865

Exhibit 13

                          ANNUAL REPORT TO STOCKHOLDERS


                                Table of Contents



                                                                            Page
                                                                            ----

President's Message........................................................   1

Selected Financial Data....................................................   2

Management's Discussion and Analysis of Financial Condition and Results
of Operations..............................................................   4

Report of Independent Auditors.............................................  17

Consolidated Balance Sheets as of June 30, 2003 and 2002...................  18

Consolidated Statements of Income for the Years Ended June 30, 2003
and 2002...................................................................  19

Consolidated Statements of Changes in Shareholders' Equity for the
Years Ended June 30, 2003 and 2002.........................................  20

Consolidated Statements of Cash Flows for the Years Ended June 30, 2003
and 2002...................................................................  21

Notes to Consolidated Financial Statements.................................  22

Stockholder Information....................................................  39

Corporate Information......................................................  40

To Our Valued Stockholders,

The Board of Directors, management and staff of Allied First Bancorp and its wholly-owned subsidiary, Allied First Bank, sb are pleased to present our annual report for the fiscal year ended June 30, 2003. This fiscal year represents the completion of our first full fiscal year operating as a public company.

During this past year while the economy struggled and particularly the airline industry, Allied First Bank grew its assets by 16.36% over fiscal 2002. In addition, our profits before income taxes increased by more than 30.57% over fiscal 2002 and our net loans grew by 30.40%. We believe that our successes are directly attributable to our efficient delivery systems which have enabled us to offer our customers competitive rates on loans and deposit products. Our current membership base is located in all 50 states and several countries. We do not promote "walk-in" transactions at the bank, but instead, we "empower" our members to perform all transactions remotely. This has proven to allow the bank to compete effectively in the marketplace with both deposit and loan rates to our members.

We believe that we have superior leadership at every level of the bank, from our experienced and dedicated board of directors to our professional officers and supervisors. We are very proud of our well-trained employees.

We sincerely appreciate and thank you for your continued confidence, loyalty and support as we commit to build on a promising future.

Very truly yours,



Kenneth L. Bertrand
President and Chief Executive Officer

                         SELECTED FINANCIAL DATA
                                                               At June 30,
                                                           2003          2002
                                                         --------       -------
                                                             (In Thousands)
Selected Consolidated Balance Sheet Data:
Total assets ......................................      $101,562       $87,284
Other interest earning assets .....................         6,173        11,791
Securities available for sale .....................         3,806         6,358
Federal Home Loan Bank stock ......................         1,640         1,532
Loans, net ........................................        87,250        66,912
Deposits ..........................................        91,243        76,719
Total shareholders' equity ........................         9,816        10,073

                                                           Years Ended June 30,
                                                           2003          2002
                                                         --------       -------
                                                             (In Thousands)
Selected Consolidated Statements of Income Data:
Interest income ...................................      $  5,328       $ 5,466
Interest expense ..................................         2,026         2,468
                                                         --------       -------
  Net interest income .............................         3,302         2,998
Provision for loan losses .........................           281           235
                                                         --------       -------
  Net interest income after provision for loan losses       3,021         2,763
                                                         --------       -------

Noninterest income:
Credit and debit card transaction income and other
fees ..............................................           678           671
First mortgage loan fees ..........................            87            72
Gain on sale of securities ........................             4            --
Other .............................................            31            37
                                                         --------       -------
  Total noninterest income ........................           800           780
                                                         --------       -------

Noninterest expenses:
Salaries and employee benefits ....................         1,213         1,106
Office operations and equipment ...................           409           428
Credit and debit card processing ..................           521           523
Travel and conference .............................            77            84
Professional Services .............................           310           328
Marketing and promotions ..........................           237           171
Data Processing ...................................           246           236
Occupancy .........................................            91            79
Other .............................................            80           100
                                                         --------       -------
Total noninterest expenses ........................         3,184         3,055
                                                         --------       -------

Income before income taxes ........................           637           488

Income tax expense (benefit) ......................           250           (43)
                                                         --------       -------

Net income ........................................      $    387       $   531
                                                         ========       =======

Earnings per common share:
  Basic(1) ........................................      $   0.64       $  0.24
  Diluted .........................................          0.64          0.24

                                                                   At June 30,
                                                                 2003       2002
                                                               --------   --------
                                                                   (In Thousands)
Key Operating Ratios and Other Data:
Performance ratios:
  Return on assets (ratio of net income to average assets)         0.42%      0.64%
  Return on equity  (ratio of net income to average equity)        3.81       6.98
Interest rate spread information:
  Average during period(2)                                         3.07       2.89
  End of period(2)                                                 3.47       3.66
  Net interest margin(3)                                           3.58       3.60
  Ratio of operating expense to average total assets               3.44       3.66
  Ratio of average interest-earning assets to average
  interest earning liabilities                                    123.1     124.12

Quality ratios:
  Non-performing asset to total assets at end of period            0.02%      0.08%
  Allowance for loan losses to non-performing loans            3,700.00     923.43
  Allowance for loan losses to gross loans receivable              0.67       0.97

Capital ratios:
  Equity to total assets at end of period                          9.67      11.54
  Average equity to average assets                                10.97       9.13

Other data:

  Number of full service offices                                      1          1

(1) Basic and diluted earnings per common share for 2002 is net income since December 27, 2001, the date of the stock conversion, divided by the weighted average number of shares outstanding during the period.

(2) Difference between average rate on interest earning assets and interest bearing liabilities.

(3)   Net interest income divided by average interest earning assets.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

General

The following discussion is intended to assist in understanding the financial condition and results of operations of Allied First Bancorp, Inc. ("Company") and its subsidiary, Allied First Bank, sb ("Bank") (formerly known as Allied Pilots Association Federal Credit Union). On September 1st, 2001, Allied Pilots Association Federal Credit Union converted from a federal credit union charter to an Illinois state-chartered mutual savings bank. On December 27, 2001, the Company sold 608,350 shares of common stock at $10 per share and received proceeds of $5,278,032 net of conversion expenses of $805,468. Approximately 98% of the net proceeds were used by the Company to acquire all of the capital stock of the Bank. References to Allied First Bancorp, Inc. include, where applicable, Allied First Bank, sb or its predecessor, Allied Pilots Association Federal Credit Union ("Credit Union"). The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements and other sections in the 10-KSB filing.

Allied First Bank, sb was originally formed in January 1994 as Allied Pilots Association Federal Credit Union and expanded rapidly. Until conversion to the mutual savings bank charter (effective September 1, 2001), the customers were restricted to current and past members of the Allied Pilots Association (American Airlines and American Eagle Union Pilots), certain related organizations and their immediate family members. Given the geographic dispersion of the customer base, products and services are offered through various channels such as direct payroll deposit, credit cards, debit cards, 24 hour telephone access, home banking services and access through ATM networks located worldwide. The Company maintains a consumer lending orientation offering various secured and unsecured forms of consumer credit (i.e., vehicle loans, lines of credit, home equity loans, first mortgages and other consumer installment credit).

Forward-Looking Statements

When used in this filing and in future filings by Allied First Bancorp, Inc. and Allied First Bank, sb (Allied First Bank) with the Securities and Exchange Commission, in Allied First Bancorp, Inc. and Allied First Bank press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

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

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect our financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

Impact of the Conversion to a Mutual Thrift

The Credit Union initiated the conversion from a federal credit union charter to an Illinois mutual savings bank charter primarily due to regulatory capital requirements placed on credit unions. Prior to the conversion, the Credit Union was classified as undercapitalized and had an approved net worth restoration plan in place that contained certain requirements including the limitation of asset growth. The conversion to the Illinois mutual savings bank charter was the first part of a two-part plan to increase capital. The successful conversion to an Illinois mutual savings bank charter permitted the ability for the second part of the plan, which was raising capital through the formation of a holding company and converting the mutual savings bank to a stock-based institution. The successful completion of the stock offering permitted the Company to acquire the Bank and also to be classified as well-capitalized under the capital regulations of the regulatory supervisory agencies.

The conversion from a federally charted credit union to an Illinois mutual savings bank charter impacted the financial condition and operating results. The National Credit Union Share Insurance Fund (NCUSIF) required a deposit in the fund that was refunded upon the conversion. In recent years, this deposit has received interest income. The funds were invested by the Company in an interest-earning asset. Also, the corporate credit union relationship referred to in the balance sheet of the financial statements has required a minimum balance as a membership share that is uninsured and requires a three-year notice before withdrawal. These funds are interest-earning assets. The Company has requested the funds as soon as they are made available and will re-invest the funds in an interest-earning asset.

Due to the change to a mutual savings bank, the Company became a for-profit, taxable organization. As a credit union, the Company was a not-for-profit organization and was not subject to federal or state income taxes. As a for-profit organization, the Company is subject to federal and state income taxes. Effective September 1, 2001, the Company was subject to federal and state income taxes at a combined rate of 38.74%. As a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes, the Company recorded a net deferred tax asset in the amount of $205,000 on September 1, 2001. The recording of this net deferred tax asset increased the net income of the Company and the equity of the Company by $205,000. The net deferred tax asset is the result of temporary differences that existed between the financial statements and the tax bases of assets and liabilities (primarily bad debts and fixed assets), using enacted tax rates. Being subject to income taxes will have a negative impact on future earnings as compared to previous earnings. The Company anticipates that the impact of income tax expense will be partially offset by additional earnings from the investment of the proceeds from the stock offering.

Critical Accounting Policies

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Some of the facts and circumstances which could affect these judgments include changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses and determining the fair value of securities and other financial instruments.

Liquidity

Liquidity management refers to the ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, and pay operating expenses. The Company relies on various funding sources in order to meet these demands. Primary sources of funds include interest-earning balances with banks, money market funds, proceeds from pay downs of mortgage-backed securities and related interest payments, proceeds from principal and interest payments on loans, as well as the ability to borrow funds.

Changes in the Company's liquidity position are the results from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations and purchases, loan repayments and investments in interest-earning balances and securities available for sale. Financing activities focus primarily on the generation of deposits. Although, the Company has used short term borrowings periodically.

At June 30, 2003, the Company had $3.0 million in cash and cash equivalents that could be used for its funding needs. Cash and cash equivalents decreased by $4.3 million from the June 30, 2002 balance of $7.4 million.

For 2003, cash outflows from operating activities totaled $1.3 million, compared to cash provided from operating activities of $800,000 for 2002. The decrease in 2003 was due to lower net income and the increase of $1.1 million in servicing agent receivable in 2003 as compared to 2002. Cash outflows from investing activities totaled $16.9 million in 2003 compared to $14.3 million in 2002. This increase in cash outflows was due primarily to loan purchases of $33.2 million. It is offset by cash inflows from loan payoffs, net of $12.6 million and $8.5 million from the sale of securities and pay downs in available for sale securities. Cash flows from financing activities totaled $13.9 million of cash inflows for 2003 compared to $4.4 million of cash inflows for 2002. The increase in cash inflows for 2003, were primarily due to the increase in deposits of $14.5 million.

For further liquidity, the Company may borrow against its mortgage-backed securities and first mortgages through the Federal Home Loan Bank. The Company also established a fed funds line of $4.0 million with LaSalle Bank during 2002. The total borrowing capacity is approximately $26.6 million.

Asset and Liability Management and Market Risk

General. The Company's profitability depends primarily on its net interest income, which is the difference between the income it receives on its loans, securities and other interest-earning balances and its cost of funds, which relates to interest-bearing deposits and borrowed funds. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The Company's profitability is also affected by the level of non-interest income and non-interest expenses. Non-interest income includes interchange income and other fees including fees received on sale of first mortgage loans. Non-interest expenses primarily include compensation and benefits, office operations and equipment expenses, professional services, credit and debit card processing, data processing expenses, and marketing. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policies.

The Company monitors interest rate risk by analyzing and managing assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates. In order to minimize the potential for adverse effects of material and prolonged increases in interest rates, the Board of Directors maintains an asset and liability management policy to better match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities.

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

Quantitative Aspects of Market Risk.

The Company's primary market risk exposure is interest rate risk. Interest rate risk is the risk that the Company's earnings and equity will be adversely affected by changes in interest rates. The primary approach to interest rate risk management is one that focuses on adjustments to the Company's asset/liability mix in order to limit the magnitude of interest rate risk. The Company's asset/liability management strategy sets limits on the change in net portfolio value (NPV) given certain changes in interest rates. The table presented here, as of June 30, 2003, is forward-looking information about the Company's sensitivity to changes in interest rates. The table incorporates the Company's internal system generated data as related to the maturity, repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. Interest rate risk is measured by changes in NPV for instantaneous parallel shifts in the yield curve in 100 basis point increments up to 300 basis points and down in increments of 50 basis points to 100 basis points, to the extent possible.

Change in
Interest Rates
in Basis Points
(Rate Shock)
                                Net Portfolio Value                 Portfolio Value of Assets
                                -------------------                 -------------------------
                         Dollars in Thousands                          NPV         Basis Point
                        $ Amount      $ Change       % Change         Ratio          Change
                        --------      --------       --------         -----          ------
        300                $9,307         $(746)        (7.4)%        9.50%           (27)
        200                 9,746          (307)        (3.1)         9.78              1
        100                 9,968           (85)        (0.8)         9.84              7
          0                10,053             0          0.0          9.77              0
        (50)               10,045            (8)        (0.1)         9.69             (8)
       (100)               10,006           (47)        (0.5)         9.58            (19)

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

The following table shows the Company's maturities and repricing data on interest-earning assets and interest-bearing liabilities, commonly called a "gap" report, as of June 30, 2003. It gives an indication of the Company's interest rate sensitivity position; however, it is used by management in conjunction with other reports to determine plans and strategies for managing interest rate risk. The Company's past history shows that depositors maintain balances for periods of time in excess of those presented in the table.

                                -------------------Repricing or Maturing------------------
                                                  (Dollars In Thousands)

                                                                       Not Rate
                                 Within     90 Days to     1 to 2    Sensitive or
                                90 Days       1 Year        Years    Over 2 Years  Total
Interest-earning assets
    Other interest bearing
        assets                  $  4,387     $  1,387     $    399     $     --   $  6,173
    Securities available for
        sale                         119          296          372        3,019      3,806
    Federal Home Loan
      Bank stock                   1,640           --           --           --      1,640
    Loans                         28,170       17,310       17,144       25,360     87,984
                                --------     --------     --------     --------   --------
Total interest-earning assets   $ 34,316     $ 18,993     $ 17,915     $ 28,379   $ 99,603
                                ========     ========     ========     ========   ========
Interest-bearing liabilities
    Interest checking           $  4,338     $     --     $     --     $     --   $  4,338
    Savings                       14,823           --           --           --     14,823
    Money market                  44,855           --           --           --     44,855
    Time deposits                  2,520        8,116        3,493        4,712     18,841
                                --------     --------     --------     --------   --------
Total interest-bearing
  Liabilities                   $ 66,536     $  8,116     $  3,493     $  4,712   $ 82,857
                                ========     ========     ========     ========   ========

Cumulative gap                  $(32,220)    $(21,343)    $ (6,921)
                                ========     ========     ========
Cumulative gap as a
  percentage of total assets      (31.72)%     (21.01)%    (6.81)%

Changes in Financial Condition from June 30, 2002 to June 30, 2003

Total assets increased $14.3 million or 16.36% from $87.3 million at June 30, 2002 to $101.6 million at June 30, 2003. The increase in total assets was primarily due to the growth of net loans, which was partially offset by a decrease in securities, as well as decreases in various deposits in financial institutions. Net loans increased $20.3 million or 30.40% from $66.9 million in 2002 to $87.3 million in 2003. Non-real estate consumer loans continued to decrease in the 2003 fiscal year from $41.8 million to $33.0 million. The largest increase in loans was first mortgage loans. First mortgages increased $31.0 million to total $33.8 million at the end of the 2003 fiscal year. The increase in first mortgage balances is due to the purchase of $33.2 million in first mortgage loans from other financial institutions. Investments which include cash and cash equivalents, securities available for sale, time deposits in other financial institutions, and Federal Home Loan Bank stock, decreased $7.8 million or 40.96% from $19.7 million in 2002 to $11.6 million in 2003. Other assets increased $1.2 million to total $1.6 million at the end of the 2003 fiscal year. The reason for the increase in other assets is a receivable that is recognized when our mortgage servicing institution processes payments or mortgage payoffs that are due to the Company at the end of the month. At the end of the fiscal year 2003 there were $1.1 million in payments and mortgage pay off funds due from the servicing institution.

Total deposits increased $14.5 million or 18.93% from $76.7 million at June 30, 2002 to $91.2 million at June 30, 2003. The majority of the increase in deposits was in savings and money market deposit accounts, which increased $9.9 million or 19.89% from $49.8 million at June 30, 2002 to $59.7 million at June 30, 2003. During the fiscal year 2003, the company introduced an interest-earning checking account that ended the fiscal year with deposit balances of $8.4 million. Deposits increased due to economic conditions as well the Company's competitive rates on both money market accounts and interest checking accounts.

The total shareholders' equity of the Company decreased by $300,000 or 2.55%, from $10.1 million to $9.8 million at fiscal year ended June 30, 2003. The decrease in capital was due to the stock repurchase that occurred in May of 2003. The Company repurchased 50,000 shares of common stock at an average price of $13.25, which established treasury stock of $662,500. The stock was repurchased to increase both the price to earnings ratio and the return on stockholders equity. Net income for 2003 was $387,000, which offset a portion of the decrease from the stock repurchase.

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

                                           Year ended June 30,                   Year ended June 30,
                                                   2003                                 2002
                                      -----------------------------         ---------------------------
                                       Average              Average          Average            Average
INTEREST EARNING ASSETS                Balance    Interest    Rate           Balance   Interest   Rate
-----------------------------------   --------    --------    ----          --------   --------   ----
Other interest earning balances (2)   $ 11,640    $    200    1.72%         $ 14,295   $    296   2.07%
Loans (1)                               72,256       4,735    6.55%           65,151      4,970   7.63%
Securities available for sale            6,782         304    4.48%            2,692        138   5.13%
Federal Home Loan Bank stock             1,585          89    5.62%            1,091         62   5.68%
                                      --------    --------    ----          --------   --------   ----

Total interest-earning assets           92,263       5,328    5.77%           83,229      5,466   6.57%
                                      --------    --------    ----          --------   --------   ----

NON-INTEREST EARNING ASSETS

Premises and equipment                      67                                    79
Allowance for loan losses                 (639)                                 (678)
Other non-earning assets                   837                                   730
                                      --------                              --------
Total assets                          $ 92,528                              $ 83,360
                                      ========                              ========

                                                      Year ended June 30,            Year ended June 30,
                                                             2003                            2002
                                              ----------------------------------------------------------------
                                               Average                Average   Average                Average
                                               Balance    Interest     Rate     Balance     Interest    Rate
INTEREST BEARING LIABILITIES

Interest checking                             $   6,427   $    170     2.65%          --          --       --
Savings                                          11,957         99      .83%    $ 12,407    $    185     1.49%
Money market                                     37,349        863     2.31%      36,314       1,180     3.25%
Time deposits                                    18,417        878     4.77%      17,934       1,071     5.97%
Borrowings                                          797         16     2.01%          --          --     0.00%
Subordinated debt                                    --         --     0.00%         401          32     7.98%
                                              ---------   --------     ----     --------    --------     ----

Total interest-earning Liabilities               74,947      2,026     2.70%      67,056       2,468     3.68%
                                              ---------   --------     ----     --------    --------     ----

NON-INTEREST BEARING LIABILITIES AND EQUITY

Checking                                         6,922                             8,301
Other liabilities                                  511                               391
Equity                                          10,148                             7,612
                                             ---------                          --------
Total liabilities and equity                 $  92,528                          $ 83,360
                                             =========                          ========

Net interest spread (3)                                   $  3,302     3.07%                $  2,998     2.89%
                                                          ========     ====                 ========     ====

Net interest margin  (4)                                               3.58%                             3.60%
                                                                       ====                              ====

(1)   Total loans less net deferred loan costs.

(2) Includes interest-earning balances in other financial institutions and a money market account.

(3) Net interest spread is calculated by subtracting average interest rate paid from average interest rate earned.

(4) Net interest margin is net interest income dividend by average interest earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Company. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

                                             Year ended June 30                  Year ended June 30
                                               2003 vs. 2002                       2002 vs. 2001
                                      --------------------------------------------------------------------
                                         Increase/(Decrease) Due to          Increase/(Decrease) Due to
                                      --------------------------------------------------------------------

                                       Total       Volume       Rate        Total      Volume       Rate

Interest income
     Interest earning balances        $   (96)    $   (50)    $   (46)    $  (124)    $    45     $  (169)
     Loans                               (235)        509        (744)       (803)         23        (826)
     Securities available for sale        166         185         (19)        138         138          --
     Federal Home Loan Bank
     stock                                 27          28          (1)         49          49          --
                                      -------     -------     -------     -------     -------     -------

          Total interest Income          (138)        672        (810)       (740)        255        (995)
                                      -------     -------     -------     -------     -------     -------

Interest expense
     Interest checking                    170         170          --          --          --          --
     Savings                              (86)         (6)        (80)       (152)         12        (164)
     Money market                        (317)         33        (350)       (628)        161        (789)
     Time deposits                       (193)         28        (221)       (241)       (139)       (102)
     Borrowings                            16          16          --          --          --          --
     Subordinated debt                    (32)        (32)         --          32          32          --
                                      -------     -------     -------     -------     -------     -------

          Total interest expense         (442)        209        (651)       (989)         66      (1,055)
                                      -------     -------     -------     -------     -------     -------

Net interest income                   $   304     $   463     $  (159)    $   249     $   189     $    60
                                      =======     =======     =======     =======     =======     =======

Results of Operations - Comparison of 2003 and 2002

General. Net income for the year ended June 30, 2003 was $387,000 compared to net income of $531,000 for the year ended June 30, 2002 or a decrease of $144,000. The earnings represent a return on average assets of .42% for 2003 and ..64% for 2002.

This decrease in net income was primarily due to the increase in income tax expense. Income tax expense increased $293,000, from a tax benefit of $43,000 for the year ended June 30, 2002 to an expense of $250,000 for the year ended June 30, 2003. The net benefit recorded in 2002 was a result of the change in tax status that occurred on September 1, 2001 resulting in a gross benefit of $205,000.

Interest Income. Interest income for 2003 was $5.3 million compared to $5.5 million for the same period in 2002, a decrease of $138,000 or 2.52%. The decrease was primarily the result of lower yields on loans and interest earning balances during 2003. The yield on loans decreased to 6.55% for 2003 from 7.63% for 2002. The Company was able to offset part of the lost income from loans by purchasing additional long-term investments. The Company also held an average balance of $6.8 million in securities available for sale that yielded 4.48% during the fiscal year 2003, compared to an average balance of $2.7 million and a yield of 5.13% during 2002.

Interest Expense. Interest expense for 2003 was $2.0 million compared to $2.5 million for 2002, a decrease of $442,000, or 17.91%. The decrease was the result of the declining rate environment. This allowed the Company to reprice a substantial amount of its deposits at lower rates. The average rate paid on interest-bearing liabilities was 2.70% for 2003 compared to 3.68% for 2002.

Net Interest Income. The decrease in interest income was more than offset by the decrease in interest expense to result in an increase in net interest income of $304,000 or 10.14% from $3.0 million in 2002 to $3.3 million in 2003. The net interest margin decreased slightly to 3.58% for 2003 from 3.60% for 2002.

Provision for Loan Losses. The Company charges provisions for loan losses to earnings to maintain the allowance for loan losses. The determination of the allowance is based on an evaluation of the portfolio, past loss experience, current economic conditions, loan volume, growth and composition of the portfolio, peer group information, and other relevant factors. The Company's policies require the review of the loan portfolio on a regular basis, and management appropriately classifies loans. The Company believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that adjustments may be necessary depending upon a change in economic conditions and other factors.

The Company's provision for loan losses increased by 19.57% or $46,000 for 2003 to $281,000 from $235,000 for 2002. Gross charge-offs in 2003 were $355,000 or
$111,000 higher than gross charge-offs in 2002 of $244,000. Gross charge-offs in 2003 and 2002 were all related to unsecured loan products. Recoveries on previously charged-off loans were $11,000 in 2003 compared to $38,000 in 2002. Non-performing loans to total loans at June 30, 2003 were at .02% compared to ..11% at June 30, 2002. The allowance for loan losses to gross loans receivable was .67% at June 30, 2003 compared to .97% at June 30, 2002. Management believes the decrease of .30% of loans correlates to a significant shift to a more secured loan portfolio. The Company has a much higher concentration of loans in real estate including home equity loans, than in prior years, which typically have lower loan losses. At June 30, 2003, first mortgage and home equity loans comprise nearly 62% of the loan portfolio compared to 35% at June 30, 2002. In addition, approximately $24 million of first mortgage loans were purchased in June 2003. Unsecured loans dropped from 30% of the loan portfolio in 2002 to 18% of the loan portfolio at June 30, 2003.

Approximately 93% of our customer base consists of American Airlines pilots and their family members. Although this customer base had historically relatively stable employment and sources of income, the terrorist attacks on the United States in September 2001, the war in Iraq and the current economic environment have adversely affected the airline industry including American Airlines. As a result of these factors, the stability of the employment and income of the American Airline pilots has been adversely affected and could negatively affect the ability of our customers to repay their loans, although the effect on our loan delinquencies and loan losses cannot be identified with reasonable certainty at this time. As a result of these factors, we may have higher loan delinquencies and defaults in future periods.

Non-interest Income. Non-interest income for 2003 was $800,000 compared to $780,000 for 2002, an increase of $20,000, or 2.56%. Credit and debit card transaction income and other fees are the largest category of non-interest income and was $678,000 in 2003 compared to $671,000 for 2002. Account fees, which are included in the totals above, were $148,000 in 2003, an increase of $48,000 or 48.00% compared to $100,000 in 2002. The primary reason for the increase in account fees is the establishment of an overdraft privilege program, which allows customers to overdraft their checking accounts up to a specific dollar threshold for a fee. This has increased overdraft fees by approximately $35,000 or 37.00%. For 2003, the fees collected for first mortgages originated and sold increased by $15,000 as a result of higher volumes than the prior period. In 2003, $15.7 million of first mortgages were originated and sold compared to $13.9 million in 2002. These loans are underwritten by the investor and bought at par value from the Company. The Company initially funds the loans and they are generally purchased within a few days. The Company receives a standard fee based on the funded loan amount plus daily interest. The standard fee was .50% or 50 basis points for both 2002 and 2003.

Non-interest Expense. Non-interest expense for 2003 was $3.2 million compared to $3.1 million for 2002, an increase of $129,000 or 4.22%. For 2003 salary and employee benefits totaled $1.2 million compared to $1.1 million for 2002 or an increase of $107,000 or 9.67%. This increase is attributable to normal merit increases, increased participants in retirement plans, as well the increased cost of health coverage. Marketing and promotion expense for 2003 was $237,000 compared to $171,000 for 2002 for an increase of $66,000 or 38.60%. The Company has continued to increase its marketing efforts within its existing customer base as well as to new customer bases. Marketing efforts have expanded to include trade magazines and local newspaper advertisements, which accounts for a significant portion of the additional marketing and promotion expense.

Income Tax Expense (Benefit). For 2003, there was income tax expense of $250,000, a $293,000 increase over the tax benefit recorded in 2002. For 2002, the Company recorded an income tax benefit of $43,000. As previously discussed, this amount included a $205,000 tax benefit as a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes. In addition, our profits as a savings bank are subject to federal and state income taxes at a combined rate of 38.74%. Therefore, we recorded $162,000 of tax expense on our earnings recorded from September 1, 2001 through June 30, 2002. Had our profits for July and August 2001 been subject to income taxes, we would have recorded additional income tax expense of $25,000. The increase in income tax expense in 2003 is a result of a 30.56% increase in income before income taxes and the non-recurring tax benefit recorded in 2002.

Capital

Consistent with the Company's goal to operate a sound and profitable financial organization, management actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. As discussed in Note 2 in the Consolidated Financial Statements - Plan Of Stock Conversion in the Company's financial statements, the Board of Directors' initiated a two-step plan to improve the Credit Union's capital position. The first step of the plan was to convert the Credit Union's charter to an Illinois mutual savings bank. In conjunction with the first step of the plan, the Bank issued subordinated capital notes, qualifying as Tier II capital, in the amount of $1,000,000 to provide for a total risk-based capital ratio of at least 8% (adequately capitalized). Effective September 1, 2001, the Bank converted its charter to an Illinois mutual savings bank and issued the required amount of subordinated capital notes to be considered adequately capitalized. The second step of the plan was to initiate a mutual to stock conversion. The purpose of the mutual to stock conversion was to increase the capital of the Bank in order to enable it to meet the capital requirements of a Federal Deposit Insurance Corporation
(FDIC) insured institution and to support the future growth of the Bank. As part of this step, Allied First Bank formed the holding company, Allied First Bancorp, Inc. The holding company acquired 100% of the stock of Allied First Bank through the sale of the Allied First Bancorp, Inc. common stock. The proceeds from the stock offering increased the capital of the Bank and provided a classification of well-capitalized upon the completion of the stock conversion effective December 27, 2001. The subordinated capital notes were retired upon completion of the stock conversion.

Pursuant to federal law, Allied First Bank must meet three separate minimum capital ratio requirements. As of June 30, 2003, Allied First Bank had core capital, Tier I risk-based and total risk-based ratios of 9.5%, 12.1% and 12.9% compared to well-capitalized requirements of 5.00%, 6.00% and 10.00%. At June 30, 2002, Allied First Bank had core capital, Tier I risk-based and total risk-based ratios of 11.9%, 13.6% and 14.5%.

Other than those indicated in this management's discussion, management is not aware of any known trends, events or uncertainties that would have a material effect on the Company's liquidity, capital, and results of operations. In addition, management is not aware of any regulatory recommendations that, if implemented, would have such an effect.

Recent Accounting Pronouncements

Adoption of new accounting standards did not have a material effect on the Company's consolidated financial position or results of operations for 2003. The following is a discussion of recent accounting pronouncements.

The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, both of which generally become effective in the quarter beginning July 1, 2003. Because the Company does not have these instruments or is normally not involved in these instruments, the new accounting standards will not materially affect the Company's operating results or financial condition.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared following accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Disclosure and Internal Controls

The Company has adopted interim disclosure controls and procedures designed to facilitate Allied First Bancorp's financial reporting. These interim disclosure controls currently consist of communication between the Chief Executive Officer and each department head to identify any new transactions, events, trends or contingencies which may be material to Allied First Bancorp, Inc.'s operations. Allied First Bancorp, Inc. has evaluated the effectiveness of these interim disclosure controls within the 90 days prior to the filing of this report. Allied First Bancorp, Inc. maintains internal controls and has evaluated such controls within 90 days of the filing of this report. There have not been any significant changes in such internal controls subsequent to the date of their evaluation.

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Allied First Bancorp, Inc.
Naperville, Illinois

We have audited the accompanying consolidated balance sheets of Allied First Bancorp, Inc. as of June 30, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied First Bancorp, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                /s/ Crowe Chizek and Company LLC
                                                --------------------------------
                                                Crowe Chizek and Company LLC

Oak Brook, Illinois
July 30, 2003

--------------------------------------------------------------------------------

                           ALLIED FIRST BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

                                                                            2003             2002
                                                                            ----             ----
ASSETS
Interest earning cash and cash equivalents                             $   3,035,791    $   7,363,100
Time deposits in other financial institutions                              2,579,257        3,869,403
Membership shares at corporate credit union                                  558,000          558,000
Securities available for sale                                              3,805,606        6,357,945
Loans held for sale                                                          734,151               --
Loans, net                                                                87,250,293       66,911,855
Premises and equipment, net                                                   66,050           67,932
Federal Home Loan Bank stock, at cost                                      1,640,100        1,532,400
Accrued interest receivable                                                  315,421          269,613
Servicing agent receivable                                                 1,105,087               --
Other assets                                                                 471,755          353,970
                                                                       -------------    -------------

     Total assets                                                      $ 101,561,511    $  87,284,218
                                                                       =============    =============


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Non interest bearing deposits                                     $   8,385,779    $   8,654,978
     Interest bearing deposits                                            82,857,586       68,064,386
                                                                       -------------    -------------
         Total deposits                                                   91,243,365       76,719,364
     Other liabilities                                                       501,753          491,928
                                                                       -------------    -------------
         Total liabilities                                                91,745,118       77,211,292

Shareholders' equity
     Preferred stock, $.01 par value, 2,000,000 shares authorized,
       none issued                                                                --               --
     Common stock, $.01 par value, 8,000,000 shares authorized,
       608,350 shares issued and 558,350 shares outstanding at
       June 30, 2003 and 608,350 shares outstanding at June 30, 2002           6,084            6,084
     Additional paid in capital                                            5,271,948        5,271,948
     Retained earnings                                                     5,162,001        4,775,108
     Accumulated other comprehensive income, net of tax                       38,860           19,786
     Treasury stock, at cost 50,000 shares                                  (662,500)              --
                                                                       -------------    -------------
         Total shareholders' equity                                        9,816,393       10,072,926
                                                                       -------------    -------------

                  Total liabilities and shareholders' equity           $ 101,561,511    $  87,284,218
                                                                       =============    =============

--------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years ended June 30, 2003 and 2002

--------------------------------------------------------------------------------

                                                                   2003          2002
                                                                   ----          ----

Interest income
     Loan, including fees                                      $ 4,734,738   $ 4,970,301
     Taxable securities                                            303,841       137,785
     Deposits with financial institutions                          289,062       357,770
                                                               -----------   -----------
                                                                 5,327,641     5,465,856

Interest expense
     Deposits                                                    2,010,122     2,439,480
     Other                                                          15,891        28,863
                                                               -----------   -----------
                                                                 2,026,013     2,468,343

Net interest income                                              3,301,628     2,997,513

Provision for loan losses                                          281,000       235,000
                                                               -----------   -----------

Net interest income after
  provision for loan losses                                      3,020,628     2,762,513

Noninterest income
     Credit and debit card transaction income and other fees       678,010       670,786
     First mortgage loan fees                                       87,156        72,111
     Net gain on the sale of securities available for sale           4,132            --
     Other                                                          30,214        37,227
                                                               -----------   -----------
                                                                   799,512       780,124
Noninterest expense
     Salaries and employee benefits                              1,213,238     1,106,422
     Office operations and equipment                               408,771       428,271
     Credit and debit card processing                              521,141       523,431
     Travel and conference                                          77,066        83,734
     Professional services                                         310,216       327,703
     Marketing and promotions                                      236,728       171,094
     Data processing                                               246,244       235,623
     Occupancy                                                      91,312        78,798
     Other                                                          80,351       100,063
                                                               -----------   -----------
                                                                 3,183,637     3,055,139
                                                               -----------   -----------

Income before income taxes                                         636,503       487,498

Income tax expense (benefit)                                       249,610       (43,436)
                                                               -----------   -----------

Net income                                                     $   386,893   $   530,934
                                                               ===========   ===========

Earnings per common share:
     Basic                                                     $       .64   $       .24
     Diluted                                                           .64           .24

--------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       Years ended June 30, 2003 and 2002

--------------------------------------------------------------------------------

                                                                                     Accumulated
                                                                                        Other
                                                      Additional                     Comprehensive                        Total
                                         Common        Paid in        Retained         Income,         Treasury       Shareholders'
                                         Stock         Capital        Earnings        Net of Tax        Stock            Equity
                                         -----        ----------      --------      --------------      -----            ------
Balance at July 1, 2001               $        --    $        --     $ 4,244,174      $        --     $        --     $ 4,244,174

Proceeds from 608,350 shares of
   common stock, net of conversion
   costs                                    6,084      5,271,948              --               --              --       5,278,032

Net income                                     --             --         530,934               --              --         530,934

Net change in unrealized
   appreciation on securities
   available for sale, net of tax              --             --              --           19,786              --          19,786
                                                                                                                      -----------

Comprehensive income                           --             --              --               --              --         550,720
                                      -----------    -----------     -----------      -----------     -----------     -----------

Balance at June 30, 2002                    6,084      5,271,948       4,775,108           19,786              --      10,072,926

Net income                                     --             --         386,893               --              --         386,893

Net change in unrealized
   appreciation on securities
   available for sale, net of tax              --             --              --           19,074              --          19,074
                                                                                                                      -----------

Comprehensive income                           --             --              --               --              --         405,967

Purchase of treasury stock,
  50,000 shares                                --             --              --               --        (662,500)       (662,500)
                                      -----------    -----------     -----------      -----------     -----------     -----------

Balance at June 30, 2003              $     6,084    $ 5,271,948     $ 5,162,001      $    38,860     $  (662,500)    $ 9,816,393
                                      ===========    ===========     ===========      ===========     ===========     ===========

--------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2003 and 2002

--------------------------------------------------------------------------------

                                                                                       2003            2002
                                                                                       ----            ----
Cash flows from operating activities
     Net income                                                                    $    386,893    $    530,934
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                                                    44,409          53,109
         Net amortization of securities                                                 136,485          10,838
         Net gain on the sale of securities available for sale                           (4,132)             --
         Provision for loan losses                                                      281,000         235,000
         FHLB stock dividend                                                           (107,700)        (57,500)
         Changes in
              Loans held for sale                                                      (734,151)             --
              Servicing agent receivable                                             (1,105,087)             --
              Accrued interest receivable                                               (45,808)        (79,838)
              Other assets                                                             (129,404)        (25,381)
              Other liabilities                                                           9,825         174,320
                                                                                   ------------    ------------
                  Net cash from operating activities                                 (1,267,670)        841,482

Cash flows from investing activities
     Changes in
         Time deposits in other financial institutions                                1,290,146      (3,869,403)
         Membership shares at corporate credit union                                         --         164,000
         Loans, net                                                                  12,572,877      (1,494,601)
         NCUSIF deposit                                                                      --         618,802
     Purchase of loans                                                              (33,192,315)     (2,102,987)
     Purchase of securities available for sale                                       (6,068,154)     (7,045,638)
     Proceeds from sale of securities available for sale                              4,172,635              --
     Paydown and maturity of securities available for sale                            4,346,198         708,871
     Purchase of Federal Home Loan Bank stock                                                --      (1,237,775)
     Purchase of premises and equipment                                                 (42,527)        (38,593)
                                                                                   ------------    ------------
              Net cash from investing activities                                    (16,921,140)    (14,297,324)

Cash flows from financing activities
     Net change in deposits                                                          14,524,001        (914,290)
     Borrowings                                                                      11,500,000              --
     Repayment of borrowings                                                        (11,500,000)             --
     Proceeds from issuance of subordinated debt                                             --       1,000,000
     Redemption of subordinated debt                                                         --      (1,000,000)
     Repurchase of common stock                                                        (662,500)             --
     Proceeds from sale of common stock, net of conversion
       costs                                                                                 --       5,278,032
                                                                                   ------------    ------------
              Net cash from financing activities                                     13,861,501       4,363,742

Net change in cash and cash equivalents                                              (4,327,309)     (9,092,100)

Cash and cash equivalents at beginning of year                                        7,363,100      16,455,200
                                                                                   ------------    ------------

Cash and cash equivalents at end of year                                           $  3,035,791    $  7,363,100
                                                                                   ============    ============

Supplemental disclosures of cash flow information Cash paid during the year for:
         Interest                                                                  $  2,024,584    $  2,469,075
         Income taxes                                                              $    238,945    $         --

--------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting: The consolidated financial statements include the accounts of Allied First Bancorp, Inc. and its wholly-owned subsidiary, Allied First Bank, sb ("Bank"), together referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations and Concentrations of Credit Risk: The Company, formally known as Allied Pilots Association Federal Credit Union (see Note 2), headquartered in Naperville, Illinois, provides a broad range of financial services to its customers. The Company's primary services include accepting deposits and making loans. The Company grants consumer (including credit card), mortgage (including commercial real estate) and home equity loans to its customers. The customers of the Company are located throughout the United States, with concentrations in California, Illinois, Texas and Florida. The majority of the loans are secured by collateral including autos and other types of vehicles, deposit accounts, real estate and other consumer assets. At June 30, 2003 and 2002, unsecured loans represented 18% and 30% of gross loans. The customer base of the Company as a credit union was restricted to current and past members of the Allied Pilots Association (American Airlines and American Eagle Union pilots), certain related organizations, and their immediate family members and this concentration remains. This concentration in a limited market represents a potential for significant financial impact should adverse economic events occur within this limited market.

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

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and Allowance for Loan Losses: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, purchased loan premiums, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest on loans is recognized over the term of the loans and is calculated using the simple-interest method on principal amounts outstanding.

The Company has purchased certain real estate loans at premiums. The loan premiums are recognized as an adjustment to interest income over the life of the loans.

The Company does not currently charge loan origination fees. Certain direct loan origination costs are deferred for loans originated by the Company, and the net cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans. Direct loan origination costs associated with loans held for sale are incurred by the investor.

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

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Additions to the allowance for loan losses are provided based on management's periodic evaluation. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, peer group information, known and inherent risks in the portfolio, adverse situations that may affect the customers ability to repay, estimated value of any underlying collateral, and current economic conditions. Loans are charged against the allowance for loan losses when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Large groups of smaller balance homogenous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Loans Held for Sale: Periodically, the Company will originate first mortgage loans. Most of these loans are sold within a few days of origination at their carrying value. All sales are made without recourse. Upon the sale of the loan, the Company receives a fee equivalent to a stated percentage of the funded loan amount. The fee was .50% in 2003 and 2002. Beginning in 2002, the Company has retained some first mortgage loans in its portfolio.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

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

Servicing Agent Receivable: The Bank has loans purchased from other financial institutions that are serviced by those other financial institutions. The servicing agent remits payments received from borrowers at least monthly. These cash amounts are reflected as a servicing agent receivable on the consolidated balance sheets.

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

Income Tax: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates adjusted for allowances made for uncertainty regarding the realization of deferred tax assets. The Company was formerly a credit union; it was exempt, by statute, from federal and state income taxes until the conversion to a state-chartered mutual thrift on September 1, 2001. Therefore, no income taxes were recorded for the first two operating months of fiscal year 2002.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of shares outstanding during the period. For 2002 basic earnings per common share is net income since December 27, 2001, the date of the stock conversion, divided by the weighted average number of shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable. At June 30, 2003 and 2002, no plans existed to cause additional potential common shares.

Benefit Plans: The Company offers a qualified, non-contributory, defined contribution pension plan and a 401(k) deferred compensation plan for eligible employees.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Reporting: Cash and cash equivalents include balances on deposit in other financial institutions and money market mutual funds with original maturities of three months or less. The Company reports net cash flows for loan and deposit transactions, loans held for sale, servicing agent receivable, corporate credit union membership shares, and the NCUSIF deposit.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which is also recognized as a separate component of equity.

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

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Recent Accounting Pronouncements: The Financial Accounting Standards Board
(FASB) recently issued two new accounting standards, Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, both of which generally become effective in the quarter beginning July 1, 2003. Because the Company does not have these instruments or is normally not involved in these instruments, the new accounting standards will not materially affect the Company's operating results or financial condition.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 2 - PLAN OF STOCK CONVERSION

On September 1, 2001, the Bank converted from a credit union to an Illinois mutual savings bank as the first part in a two-part plan to improve the capital position of the credit union. In conjunction with the first part of the plan, the Bank issued subordinated capital notes, qualifying as Tier 2 capital, in the amount of $1 million on September 1, 2001. The subordinated capital notes had a term of five years, an interest rate of 8.5% and were redeemable without any prepayment penalty. The issuance of the notes was sufficient to qualify the Bank as adequately capitalized. In the second part of the Plan, on September 17, 2001, the Board of Directors of the Bank adopted a Plan of Stock Conversion to convert from an Illinois mutual savings bank to an Illinois stock savings bank with the concurrent formation of the holding company. The purpose of the mutual to stock conversion was to increase the capital of the Bank in order to enable it to meet the well-capitalized requirements of an FDIC insured institution and to support the future growth of the institution. The subordinated capital notes were retired upon completion of the stock conversion. On December 27, 2001, the Company sold 608,350 shares of common stock at $10 per share and received proceeds of $5,278,032 net of conversion expenses of $805,468. Approximately 98% of the net proceeds were used by the Company to acquire all of the capital stock of the Bank.

In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Therefore, Allied First Bancorp, Inc. recorded the acquisition of the Bank at historical cost.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 3 - RESTRICTED FUNDS

As a credit union, the Company was required to maintain balances with Mid-States Corporate Federal Credit Union as membership shares that are uninsured and require a three-year notice before withdrawal. The remaining corporate credit union membership shares have been requested to be withdrawn and will be available in 2004.

The Company also maintains compensating balances for credit card clearings at other financial institutions totaling $342,871 and $443,804 at June 30, 2003 and 2002.

NOTE 4 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

                                                         Gross         Gross
                                            Fair       Unrealized    Unrealized
                                            Value        Gains         Losses
                                            -----      ----------    ----------
Available for Sale

2003
    U.S. Government agency securities
      (mortgaged-backed securities)      $ 3,805,606   $    62,709   $        --
                                         ===========   ===========   ===========

Available for Sale

2002
    U.S. Government agency securities
      (mortgaged-backed securities)      $ 6,357,945   $    32,016   $        --
                                         ===========   ===========   ===========

Sales of available for sale securities
  were as follows                                    2003             2002
                                                     ----             ----

   Proceeds                                      $ 4,172,635      $        --
   Gross gains                                        23,362               --
   Gross losses                                      (19,230)              --

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 5 - LOANS

At June 30, 2003 and 2002, loans were as follows:

                                                   2003                 2002
                                                   ----                 ----

Vehicle                                       $ 11,464,619         $ 14,677,518
Residential 1 - 4 family                        32,626,573            2,939,304
Commercial real estate                           1,221,515                   --
Airplane                                         3,311,589            4,746,184
Boat                                             3,042,627            4,303,708
Signature (unsecured)                            4,176,429            5,225,091
Lines of credit (unsecured)                      7,169,633            9,267,658
Deposit secured                                     86,745              111,656
Home equity                                     19,374,975           20,642,383
Credit card (unsecured)                          4,769,667            5,565,592
                                              ------------         ------------
                                                87,244,372           67,479,094
Allowance for loan losses                         (592,373)            (655,633)
Unamortized premiums                               457,371                   --
Net deferred loan costs                            140,923               88,394
                                              ------------         ------------

                                              $ 87,250,293         $ 66,911,855
                                              ============         ============

During 2003, the Company purchased loans from other financial institutions totaling $33,192,315. These loans were primarily first mortgage loans secured by 1 to 4 family residential properties. Approximately $24 million of such loans were purchased in June 2003.

Activity in the allowance for loan losses is summarized as follows:

                                                       2003              2002
                                                       ----              ----

Balance at beginning of period                      $ 655,633         $ 626,715
Provision for loan losses                             281,000           235,000
Loans charged-off                                    (355,099)         (243,675)
Recoveries on charged-off loans                        10,839            37,593
                                                    ---------         ---------

Balance at end of period                            $ 592,373         $ 655,633
                                                    =========         =========

At June 30, 2003 and 2002, loans for which the accrual of interest had been discontinued amounted to approximately $16,000 and $71,000. There were no loans individually classified as impaired at or during the years ended June 30, 2003 and 2002.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 6 - PREMISES AND EQUIPMENT

At year end, premises and equipment were as follows:

                                                       2003              2002
                                                       ----              ----

Furniture, fixtures and equipment                   $  80,050         $  70,358
Leasehold improvements                                 31,930            31,930
Computer equipment                                    382,566           349,732
                                                    ---------         ---------
                                                      494,546           452,020
Accumulated depreciation                             (428,496)         (384,088)
                                                    ---------         ---------

                                                    $  66,050         $  67,932
                                                    =========         =========

In June 2003, the Company signed a contract with a new computer system service provider. The contract amount to convert to the new system is approximately $108,000 and at June 30, 2003 approximately $54,000 was paid and is included as a prepaid asset.

NOTE 7 - DEPOSITS

Time deposits in denominations of $100,000 or more at June 30, 2003 and 2002 totaled approximately $4,496,000 and $5,439,000.

At year end 2003, the scheduled maturities of time deposits are as follows:

              2004                               $ 10,653,248
              2005                                  3,492,052
              2006                                  2,451,699
              2007                                  1,074,522
              2008                                  1,169,861
                                                 ------------

                                                 $ 18,841,382
                                                 ============

NOTE 8 - EMPLOYEE BENEFITS

The Company sponsors a noncontributory, defined contribution plan covering substantially all employees who meet certain age and service requirements. The Company's contribution is made at the discretion of the Board of Directors and was 10% of eligible employees' salaries for 2003 and 2002. Plan expense was approximately $79,000 and $74,000 in 2003 and 2002. The plan provides for 100% vested interest after completion of five years of service.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 8 - EMPLOYEE BENEFITS (Continued)

The Company also maintains a 401(k) plan covering substantially all employees who meet certain age and service requirements. The Company matches 50% of employee contributions to this plan up to 10%. The Company's matching contribution and expense for the 401(k) plan was approximately $24,000 and $23,000 for 2003 and 2002.

NOTE 9 - INCOME TAXES

As a credit union, the Company was not subject to federal income taxes or state income taxes. Effective September 1, 2001, the Company became subject to federal income taxes and state income taxes at a combined rate of 38.74% of pre-tax income. As a result of the change in tax status and in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes, the Bank recorded a net deferred tax asset in the amount of $205,000 on September 1, 2001. The recording of this net deferred tax asset was reflected as an income tax benefit in the income statement.

Income tax expense (benefit) was as follows for the years ended June 30, 2003 and 2002.

                                                           2003          2002
                                                           ----          ----

Current federal                                         $ (56,099)    $ 148,771
Current state                                              (7,281)       33,784
Deferred federal                                          274,379       (17,129)
Deferred state                                             38,611        (3,862)
Change in tax status                                           --      (205,000)
                                                        ---------     ---------

    Total expense (benefit)                             $ 249,610     $ (43,436)
                                                        =========     =========

Effective tax rates differ from federal statutory rates applied to the consolidated financial statement income due to the following.

                                                            2003         2002
                                                            ----         ----
Federal statutory rate times financial statement
  income                                                 $ 216,411    $ 165,749
Effect of:
    Tax-exempt earnings from July 1, 2001
      through August 31, 2002                                   --      (24,693)
    Change in tax status                                        --     (205,000)
    State taxes, net of federal benefit                     12,716       19,686
    Other, net                                              20,483          822
                                                         ---------    ---------

    Total expense (benefit)                              $ 249,610    $ (43,436)
                                                         =========    =========

Effective federal tax rate is 34%.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following.

                                                        2003             2002
                                                        ----             ----
Deferred tax assets:
    Allowance for loan losses                        $      --        $ 182,804
    Accumulated depreciation                            31,487           65,463
                                                     ---------        ---------
         Total                                          31,487          248,267
                                                     ---------        ---------

Deferred tax liabilities:
    Allowance for loan losses                          (49,290)              --
    FHLB stock dividends                               (56,999)         (22,276)
    Net unrealized appreciation on
      securities available for sale                    (23,489)         (12,230)
    Other                                              (12,197)              --
                                                     ---------        ---------
         Total                                        (141,975)         (34,506)
                                                     ---------        ---------

Net deferred tax asset (liability)                   $(110,488)       $ 213,761
                                                     =========        =========

There is no valuation allowance at June 30, 2003 and 2002.

NOTE 10 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2003 and 2002 were as follows:

                                                                         2003
                                                                         ----

Beginning balance                                                     $ 126,121
New loans                                                                    --
Effect of changes in related parties                                         --
Repayments                                                              (19,673)
                                                                      ---------
Ending balance                                                        $ 106,448
                                                                      =========

Deposits from principal officers, directors, and their affiliates at year end 2003 and 2002 were $213,000 and $206,000.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans and open-end revolving lines of credit to customers. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans and open-end revolving lines of credit is

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

represented by the contractual amount of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

Off-balance-sheet commitments are as follows:

                                     2003                        2002
                                     ----                        ----
                           Fixed Rate  Variable Rate   Fixed Rate  Variable Rate
                           ----------  -------------   ----------  -------------

First mortgages           $ 2,949,000   $17,100,000   $        --   $        --
Home equity lines                  --    10,737,000            --     8,306,000
Other lines of credit      26,610,000     5,025,000    26,705,000     5,115,000
Credit cards               31,938,000            --    18,877,000            --
Overdraft protection        2,372,000            --     2,221,000            --
                          -----------   -----------   -----------   -----------

                          $63,869,000   $32,862,000   $47,803,000   $13,421,000
                          ===========   ===========   ===========   ===========

At June 30, 2003 and 2002, the interest rate for other lines of credit commitments with a fixed rate was 11.9%. At June 30, 2003 and 2002, the range of interest rates on credit card commitments was 9.9% to 14.9%. At June 30, 2003, the range of interest rates on fixed rate first mortgages was 4.75% to 6.00%. There were no fixed rate first mortgages at June 30, 2002. With proper notice provided to the customer, the Company can change the rates on credit cards at its discretion.

At June 30, 2003, the Company had commitments to purchase first mortgage loans secured by residential properties totaling $20,049,000. The weighted average interest was 4.62% and the loan terms were 30 year fixed and variable. These loans were purchased on July 29, 2003. The Company partially funded the purchase from proceeds on Federal Home Loan Bank advances in the amount of $15,000,000. The terms of the advances were one, two and three years with $5.0 million due in each year and have fixed interest rates of 1.34%, 1.70% and 2.12%.

At June 30, 2003 and 2002, the Company had a federal funds overnight line of credit available at LaSalle Bank totaling $4,000,000. There were no amounts outstanding at June 30, 2003 and 2002. The interest rate is determined by LaSalle Bank from time to time based upon current market conditions.

At June 30, 2003, the Company had a line of credit available at the Federal Home Loan Bank of Chicago totaling approximately $23 million. There were no amounts outstanding as of June 30, 2003. The interest rate is determined by the Federal Home Loan Bank of Chicago from time to time based upon current market conditions.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company is obligated under a non-cancelable operating lease for office space. This lease expires October 31, 2003. It contains escalation clauses providing for increased rentals based primarily on increases in real estate taxes and operating costs. The related rental expense was approximately $86,000 and $65,000 for 2003 and 2002.

The Company is currently negotiating with the current lessor for new space in the same facility. Management anticipates negotiating a five-year lease term with additional space.

The future minimum commitments at June 30, 2003 for all noncancelable leases are as follows:

         Year Ending June 30,                        Amount
         --------------------                        ------
               2004                                $  34,424
                                                   =========

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments and the related carrying amounts at June 30 are presented below:

                                                  2003                            2002
                                                  ----                            ----
                                         Carrying       Estimated        Carrying       Estimated
                                          Amount        Fair Value        Amount        Fair Value
                                         --------       ----------       --------       ----------
FINANCIAL ASSETS
    Cash and cash equivalents          $  3,035,791    $  3,036,000    $  7,363,100    $  7,363,000
    Time deposits in other financial
      institutions                        2,579,257       2,579,000       3,869,403       3,869,000
    Membership shares at corporate
      credit union                          558,000         558,000         558,000         558,000
    Securities available for sale         3,805,606       3,806,000       6,357,945       6,358,000
    Loans held for sale                     734,151         734,000              --              --
    Loans, net                           87,250,293      88,054,293      66,911,855      67,646,000
    Federal Home Loan Bank stock          1,640,100       1,640,000       1,532,400       1,532,000
    Accrued interest receivable             315,421         315,000         269,613         270,000
    Servicing agent receivable            1,105,087       1,105,000              --              --

FINANCIAL LIABILITIES
    Deposits with no
      stated maturities                $(72,401,983)   $(72,402,000)   $(58,431,789)   $(58,432,000)
    Deposits with
      stated maturities                 (18,841,382)    (19,501,000)    (18,287,575)    (18,717,000)

For purposes of the disclosures of estimated fair value, the following assumptions were used as of June 30, 2003 and 2002. The estimated fair value for cash and cash equivalents, time deposits in other financial institutions, servicing agent receivable and accrued interest is considered to

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

approximate cost. The carrying amount of Federal Home Loan Bank stock and membership shares at corporate credit union approximate fair value based on the redemption provisions. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. The estimated fair value for loans held for sale is equal to the carrying amount as such loans are sold at par value. The estimated fair value for loans is based on estimates of the rate the Company would charge for similar such loans at June 30, 2003 and 2002, applied for the time period until estimated payment. The estimated fair value for deposits with no stated maturities is based on their carrying value. The estimated fair value for deposits with stated maturities is based on estimates of the rate the Company would pay on such deposits at June 30, 2003 and 2002, applied for the time period until maturity. The estimated fair values of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At June 30, 2003 and 2002 the Bank was classified as well-capitalized. There are no conditions or events since that notification that management believes have changed the Bank's category.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (Continued)

Actual and required capital amounts (in millions) and ratios are presented below for June 30, 2003 and 2002.

                                                                                 Minimum
                                                                               Requirement
                                                            Minimum             To Be Well
                                                          Requirement        Capitalized Under
                                                          For Capital        Prompt Corrective
                                       Actual          Adequacy Purposes     Action Provisions
                                       ------          -----------------     -----------------
                                 Amount      Ratio     Amount       Ratio    Amount       Ratio
                                 ------      -----     ------       -----    ------       -----

2003
Total capital to risk
  weighted assets                $  9.92      12.9%    $  6.17       8.0%    $  7.72      10.0%

Tier 1 (Core) capital to risk
  weighted assets                   9.33      12.1        3.09       4.0        4.63       6.0

Tier 1 (Core) capital to
  average assets                    9.33       9.5        3.92       4.0        4.90       5.0

2002
Total capital to risk
  weighted assets                $ 10.44      14.5%    $  5.75       8.0%    $  7.19      10.0%

Tier 1 (Core) capital to risk
  weighted assets                   9.79      13.6        2.87       4.0        4.31       6.0

Tier 1 (Core) capital to
  average assets                    9.79      11.9        3.30       4.0        4.13       5.0

One of the principal sources of cash for the Company is dividends from the Bank. Regulatory agencies can place dividend restrictions on the Bank based on their evaluation of its financial condition. No restrictions are currently imposed by regulatory agencies on the Bank other than the limitations found in the regulations that govern the payment of dividends to the Company. Under the most restrictive of these regulations, the Bank is limited to paying dividends equal to the net income per calendar year without prior regulatory approval.

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Allied First Bancorp, Inc. follows.

                            CONDENSED BALANCE SHEETS
                             June 30, 2003 and 2002

                                                        2003           2002
                                                        ----           ----

ASSETS
Cash and cash equivalents                           $    227,868   $     51,824
Investment in bank subsidiary                          9,545,975     10,006,513
Other assets                                              54,550         21,423
                                                    ------------   ------------
    Total assets                                    $  9,828,393   $ 10,079,760
                                                    ============   ============

LIABILITIES AND SHAREHOLDERS'  EQUITY
Other liabilities                                   $     12,000   $      6,834
Shareholders' equity                                   9,816,393     10,072,926
                                                    ------------   ------------
    Total liabilities and shareholders' equity      $  9,828,393   $ 10,079,760
                                                    ============   ============

                         CONDENSED STATEMENTS OF INCOME
                   Year ended June 30, 2003 and for the period
                     December 27, 2001 through June 30, 2002

                                                        2003           2002
                                                        ----           ----

Interest income                                     $        652   $      3,539
Dividend income from subsidiary                          920,000             --
Equity in undistributed income of subsidiary            (479,612)       177,701
                                                    ------------   ------------
                                                         441,040        181,260

Interest expense                                              --          2,933
Other expense                                             87,274         55,616
                                                    ------------   ------------
                                                          87,274         58,549

Income before income taxes                               353,766        122,691

Income tax expense (benefit)                             (33,127)       (21,423)
                                                    ------------   ------------

Net income                                          $    386,893   $    144,114
                                                    ============   ============

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                Year ended June 30, 2003 and for the period ended
                     December 27, 2001 through June 30, 2002

                                                        2003           2002
                                                        ----           ----
Cash flows from operating activities
  Net income                                        $   386,893    $   144,114
  Adjustments:
    Equity in undistributed income of subsidiary        479,612       (177,701)
    Change in other assets                              (33,127)       (21,423)
    Change in other liabilities                           5,166          6,834
                                                    -----------    -----------
        Net cash from operating activities              838,544        (48,176)

Cash flows from investing activities
  Purchase of stock of bank subsidiary                       --     (5,178,032)
                                                    -----------    -----------
    Net cash from financing activities                       --     (5,178,032)

Cash flows from financing activities
  Purchase of common stock                             (662,500)            --
  Proceeds from sale of common stock, net of
    conversion costs                                         --      5,278,032
                                                    -----------    -----------
    Net cash from financing activities                 (662,500)     5,278,032
                                                    -----------    -----------

Net change in cash and cash equivalents                 176,044         51,824

Beginning cash and cash equivalents                      51,824             --
                                                    -----------    -----------

Ending cash and cash equivalents                    $   227,868    $    51,824
                                                    ===========    ===========

--------------------------------------------------------------------------------
                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 15 - EARNINGS PER COMMON SHARE

The factors used in the earnings per common share computation for the year ended June 30, 2003 and for the period December 27, 2001 through June 30, 2002 are as follows:

                                                             2003         2002
                                                             ----         ----
Basic
      Net income                                          $ 386,893    $ 144,114
                                                          =========    =========

      Weighted average common shares
        outstanding                                         601,048      608,350
                                                          =========    =========

    Basic earnings per common share                       $     .64    $     .24
                                                          =========    =========

Diluted
      Net income                                          $ 386,893    $ 144,114
                                                          =========    =========

      Weighted average common shares
        outstanding for basic earnings per
        common share                                        601,048      608,350
      Add:  Dilutive effects of potential
        common shares                                            --           --
                                                          ---------    ---------

      Average shares and dilutive potential
        common shares                                       601,048      608,350
                                                          =========    =========

    Diluted earnings per common share                     $     .64    $     .24
                                                          =========    =========

--------------------------------------------------------------------------------
                                   (Continued)

                    ALLIED FIRST BANCORP, INC. AND SUBSIDIARY
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be at 8:30 a.m., Naperville, Illinois time, October 23, 2003, at Allied First Bank located at 387 Shuman Blvd., Naperville, Illinois.

STOCK LISTING

Allied First Bancorp, Inc.'s stock is traded on the OTC Electronic Bulletin Board under the symbol "AFBA."

PRICE RANGE OF COMMON STOCK

The following table sets forth the quarterly high and low bid prices of the Company's common stock and dividends paid for each quarter of fiscal 2003 and for the period December 27, 2001 though June 30, 2002. These prices do not represent actual transactions and do not include retail mark-ups, mark-downs or commissions.

                                2003                           2002
                     High       Low     Dividends   High       Low     Dividends
                     ----       ---     ---------   ----       ---     ---------

First Quarter       $11.90     $10.60      N/A      $ N/A      $ N/A      N/A
Second Quarter       12.25      11.35      N/A      11.90      11.90      N/A
Third Quarter        12.55      11.70      N/A      12.10      11.66      N/A
Fourth Quarter       13.55      11.45      N/A      12.60      11.85      N/A

Allied First Bancorp, Inc. has not declared any dividends since its formation. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of June 30, 2003, Allied First Bancorp, Inc. had approximately 217 stockholders of record and 558,350 outstanding shares of common stock.

SHAREHOLDERS AND GENERAL INQUIRIES              TRANSFER AGENT

Kenneth L. Bertrand                             Registrar and Transfer Company
Allied First Bancorp, Inc.                      10 Commerce Drive
387 Shuman Blvd., Suite 120 W                   Cranford, New Jersey 07016
Naperville, Illinois 60563                      (908) 272-8511
(630) 778-7700

ANNUAL AND OTHER REPORTS

Allied First Bancorp, Inc. is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 2003, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and Allied First Bancorp, Inc.'s quarterly reports may be obtained without charge by contacting:

                               Kenneth L. Bertrand
                           Allied First Bancorp, Inc.
                          387 Shuman Blvd., Suite 120 W
                           Naperville, Illinois 60563

                    ALLIED FIRST BANCORP, INC. AND SUBSIDIARY
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

387 Shuman Blvd.
Suite 120W                                             Telephone: (630) 778-7700
Naperville, Illinois 60563                             Fax:  (630) 778-7754


DIRECTORS OF THE BOARD

John G. Maxwell, Jr.
Chairman of the Board                                  Brien J. Nagle
Captain                                                Partner
American Airlines                                      Nagle & Higgins, P.C.
DFW Airport, Texas                                     Naperville, Illinois

Kenneth L. Bertrand                                    Paul F. Renneisen
President and Chief Executive Officer                  Captain
Allied First Bancorp, Inc. and Allied First Bank       American Airlines
Naperville, Illinois                                   DFW Airport, Texas

William G. McKeown
Captain                                                Frank K. Voris
American Airlines                                      Retired
DFW Airport, Texas                                     Aurora, Illinois

               ALLIED FIRST BANCORP, INC. AND SUBSIDIARY OFFICERS

Kenneth L. Bertrand
President and Chief Executive Officer

INDEPENDENT AUDITORS             SPECIAL COUNSEL

Crowe Chizek and Company LLC
One Mid America Plaza            Jenkens & Gilchrist, a Professional Corporation
P.O. Box 3697                    1919 Pennsylvania Avenue, N.W., Suite 600
Oak Brook, Illinois 60522-3697   Washington, DC 20016-3404