Form 10KSB, Exhibit 13
period 2004-06-30
ALLIED FIRST BANCORP INC
filed 2004-09-28
CIK 1158865

Table of Contents

                                                                                    Page
                                                                                    ----
President's Message .............................................................      1

Selected Financial Data .........................................................      2

Management's Discussion and Analysis of Financial Condition and Results
  of Operations .................................................................      4

Report of Independent Registered Public Accounting Firm .........................     16

Consolidated Balance Sheets as of June 30, 2004 and 2003 ........................     17

Consolidated Statements of Income for the Years Ended June 30, 2004 and 2003 ....     18

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
  June 30, 2004 and 2003 ........................................................     19

Consolidated Statements of Cash Flows for the Years Ended June 30, 2004
  and 2003 ......................................................................     20

Notes to Consolidated Financial Statements ......................................     21

Stockholder Information .........................................................     40

Corporate Information ...........................................................     41

To Our Valued Stockholders,

The Board of Directors, management and staff of Allied First Bancorp and its wholly-owned subsidiaries, Allied First Bank, sb and Eagles Nest Marketing Solutions, Inc., are pleased to present our annual report for the fiscal year ended June 30, 2004. This fiscal year represents the completion of our second full fiscal year operating as a public company.

On April 1, 2004, we completed the acquisition of Eagles Nest Marketing Solutions, a lending call center located in Rockford, Illinois. The call center provides inbound loan decisioning for financial institutions on a 24 hour 7 day a week basis.

During this past year, our assets grew by 30.77% over fiscal 2003. In addition, our profits before income taxes increased by more than 188.94% over fiscal 2003 and our net loans grew by 29.85%.

We believe that we have solid leadership at every level of the organization, from our experienced and dedicated board of directors to our professional officers and supervisors. We are very proud of our well-trained employees.

We sincerely appreciate and thank you for your continued confidence, loyalty and support as we commit to build on a promising future.

Very truly yours,

Kenneth L. Bertrand
President and Chief Executive Officer

                                                             Selected Financial
                                                                   Data
                                                                At June 30,
                                                                2004       2003
                                                            --------   --------
                                                               (In Thousands)

Selected Financial Condition Data:
Total assets .............................................  $132,808   $101,562
Other interest earning assets ............................     6,662      6,173
Securities available for sale ............................     7,073      3,806
Federal Home Loan Bank stock .............................     2,000      1,640
Loans receivable, net ....................................   113,296     87,250
Deposits .................................................    84,663     91,243
Borrowings ...............................................    35,633         --
Total equity .............................................    10,864      9,816

Full service offices .....................................         1          1

                                                                At June 30,
                                                                2004       2003
                                                            --------   --------
                                                               (In Thousands)

Selected Operations Data:
Interest income ..........................................  $  5,740   $  5,328
Interest expense .........................................     1,931      2,026
                                                            --------   --------
    Net interest income ..................................     3,809      3,302
Provision for loan losses ................................       302        281
                                                            --------   --------
    Net interest income after provision for loan losses ..     3,507      3,021
                                                            --------   --------

Non interest  income:
Credit and debit card transaction income and other
  fees ...................................................       664        678
First mortgage loan fees .................................        30         88
Gain on sale of securities ...............................         5          4
Gain on sale of credit card loans ........................     1,026         --
Processing income ........................................       191         --
Other income .............................................        33         30
                                                            --------   --------
    Total non interest income ............................     1,949        800
                                                            --------   --------

Non interest expenses:
Salaries and employee benefits ...........................     1,553      1,213
Office operations and equipment ..........................       459        409
Credit and debit card processing .........................       454        497
Travel and conference ....................................        85         77
Professional services ....................................       357        310
Marketing and promotions .................................       158        237
Data Processing ..........................................       295        246
Occupancy ................................................       126         91
Other expenses ...........................................       130        102
                                                            --------   --------
Total non interest expenses ..............................     3,617      3,184
                                                            --------   --------

Income tax expense .......................................       718        250
                                                            --------   --------

Net income ...............................................  $  1,121   $    387
                                                            ========   ========

Earnings per common share:
  Basic ..................................................  $   2.01   $   0.64
  Diluted ................................................      2.01       0.64

                                                                At June 30,
                                                                2004       2003
                                                            --------   --------
                                                               (In Thousands)

Key Operating Ratios and Other Data:
Performance ratios:
  Return on assets (ratio of net income to avg assets) ...      0.91%      0.42%
  Return on equity  (ratio of net income to avg equity) ..     11.26       3.81
Interest rate spread information:
  Average during period ..................................      2.91       3.07
  End of period (1) ......................................      2.87       3.47
  Net interest margin (2) ................................      3.14       3.58
  Ratio of operating expense to average total assets .....      2.93       3.44
  Ratio of average interest-earning assets to average
  interest earning liabilities ...........................    114.69     123.10

Quality ratios:
  Non-performing asset to total assets at end of period ..      0.03%      0.02%
  Allowance for loan losses to non-performing loans ......  1,993.33   3,700.00
  Allowance for loan losses to gross loans receivable ....      0.53       0.67

Capital ratios:
  Equity to total assets at end of period ................      8.18%      9.67%
  Average equity to average assets .......................      8.07      10.97

Other data:

Number of full service offices ...........................         1          1

(1) Difference between average rate on interest earning assets and interest bearing liabilities.

(2)   Net interest income divided by average interest earning assets.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

General

The following discussion is intended to assist in understanding the financial condition and results of operations of Allied First Bancorp, Inc. ("the Company") and its subsidiaries, Allied First Bank, sb ("the Bank") an Illinois state-chartered savings bank and Eagles Nest Marketing Solutions, Inc., a loan processing call center. References to Allied First Bancorp, Inc. include, where applicable, Allied First Bank, sb and Eagles Nest Marketing Solutions Inc. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements and other sections in the Company's annual report on form 10-KSB filing.

The Bank was originally formed in January 1994 as the Allied Pilots Association Federal Credit Union and expanded rapidly. Until conversion to the mutual savings bank charter (effective September 1, 2001), the customers were restricted to current and past members of the Allied Pilots Association (American Airlines and American Eagle Union Pilots), certain related organizations and their immediate family members. Given the geographic dispersion of the customer base, products and services are offered through various channels such as direct payroll deposit, debit cards, 24 hour telephone access, home banking services and access through ATM networks located worldwide. The Company maintains a consumer lending orientation offering various secured and unsecured forms of consumer credit (i.e., vehicle loans, lines of credit, home equity loans, first mortgages, and other consumer installment credit).

Forward-Looking Statements

When used in this filing and in future filings by the Company and the Bank with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

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

Critical Accounting Policies

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Some of the facts and circumstances which could affect these judgments include changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments, and the valuation of intangible assets and goodwill. The Company's accounting policies are discussed in detail in Note 1 of the Notes to the Consolidated Financial Statements.

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

Changes in the Company's liquidity position are the results from operating, investing, and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations and purchases, loan repayments and investments in interest-earning balances and securities available for sale. Financing activities focus primarily on the generation of deposits and usage of short and long term borrowings.

At June 30, 2004, the Company had $6.4 million in cash and cash equivalents that could be used for its funding needs. Cash and cash equivalents increased by $3.4 million from the June 30, 2003 balance of $3.0 million.

For 2004, cash inflows from operating activities totaled $1.6 million, compared to cash outflows from operating activities of $1.3 million for 2003. The increase in 2004 was due to higher net income and the increase of $1.1 million in other liabilities as compared to 2003. Cash outflows from investing activities totaled $27.3 million in 2004 compared to $16.9 million in 2003. This increase in cash outflows was due to the increase in loan purchases of $55.2 million compared to $33.2 million for the prior year. It is partially offset by cash inflows from loan payoffs, net of $23.7 million and the sale of credit card loans of $6.2 million. Cash flows from financing activities totaled $29.1 million of cash inflows for 2004 compared to $13.9 million of cash inflows for 2003. The increase in cash inflows for 2004, were due to the increase in borrowings of $35.6 million, offset by a decrease in total deposits of $6.6 million.

For further liquidity, the Company may borrow against its mortgage-backed securities and first mortgages through the Federal Home Loan Bank of Chicago. The Company also has a fed funds line of $4.0 million and a variable rate LIBOR based line of $5.0 million with LaSalle Bank. The total remaining borrowing capacity is approximately $16.4 million at June 30, 2004.

Asset and Liability Management and Market Risk

The Company's profitability depends primarily on its net interest income, which is the difference between the income it receives on its loans, securities and other interest-earning balances and its cost of funds, which relates to interest-bearing deposits and borrowed funds. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The Company's profitability is also affected by the level of non-interest income and non-interest expenses. Non-interest income includes interchange income and other fees including fees received on the sale of loans. Non-interest expenses primarily include compensation and benefits, office operations and equipment expenses, professional services, credit and debit card processing, data processing expenses, and marketing. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policies.

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

Management implements the asset and liability management policy. Management generally meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals. Management reports on the effects of the policy implementations and strategies to the Board of Directors at least quarterly.

Quantitative Aspects of Market Risk.

The Company's primary market risk exposure is interest rate risk. Interest rate risk is the risk that the Company's earnings and equity will be adversely affected by changes in interest rates. The primary approach to interest rate risk management is one that focuses on adjustments to the Company's asset/liability mix in order to limit the magnitude of interest rate risk. The Company's asset/liability management strategy sets limits on the change in net portfolio value (NPV) given certain changes in interest rates. The table presented here, as of June 30, 2004, is forward-looking information about the Company's sensitivity to changes in interest rates. The table incorporates the Company's internal system generated data as related to the maturity, repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. Interest rate risk is measured by changes in NPV for instantaneous parallel shifts in the yield curve in 100 basis point increments up to 300 basis points and down in increments of 50 basis points to 100 basis points, to the extent possible.

         Change in                Net Portfolio Value         Portfolio Value of Assets
         Interest Rates           -------------------         -------------------------
         in Basis Points   Dollars in Thousands                   NPV     Basis Point
         (Rate Shock)     $ Amount     $ Change     % Change     Ratio       Change
                          --------     --------     --------     -----       ------
                300       $10,679      $  (893)      (7.7)%      8.42%       (33)
                200        11,152         (420)      (3.6)       8.66         (9)
                100        11,430         (142)      (1.2)       8.76          1
                  0        11,572            0        0.0        8.75          0
                (50)       11,546          (26)      (0.2)       8.69         (6)
               (100)       11,403         (169)      (1.5)       8.54        (21)

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

The following table shows the Company's maturities and repricing data on interest-earning assets and interest-bearing liabilities, commonly called a "gap" report, as of June 30, 2004. It gives an indication of the Company's interest rate sensitivity position; however, it is used by management in conjunction with other reports to determine plans and strategies for managing interest rate risk. The Company's past history shows that depositors maintain balances for periods of time in excess of those presented in the table.

                                       --------------------------Repricing or Maturing------------------------
                                                             (Dollars In Thousands)
                                                                                        Not Rate
                                         Within        90 Days to        1 to 2       Sensitive or
                                        90 Days          1 Year           Years       Over 2 Years      Total
Interest-earning assets
    Other interest bearing
        assets ...................      $  6,562        $    100        $     --        $     --      $  6,662
    Securities available for
        sale .....................           231             571             718           5,553         7,073
    Federal Home Loan
      Bank stock .................         2,000              --              --              --         2,000
    Loans ........................        33,722          20,489          20,275          39,407       113,893
                                        --------        --------        --------        --------      --------
Total interest-earning assets ....      $ 42,515        $ 21,160        $ 20,993        $ 44,960      $129,628
                                        ========        ========        ========        ========      ========

Interest-bearing liabilities
    Interest checking ............      $  2,734        $     --        $     --        $     --      $  2,734
    Savings ......................        13,301              --              --              --        13,301
    Money market .................        37,963              --              --              --        37,963
      Time deposits ..............         2,076           8,820           4,203           7,040        22,139
     Borrowings ..................         6,133           8,500           9,000          12,000        35,633
                                        --------        --------        --------        --------      --------
Total interest-bearing
  liabilities ....................      $ 62,207        $ 17,320        $ 13,203        $ 19,040      $111,770
                                        ========        ========        ========        ========      ========

Cumulative gap ...................      $(19,692)       $(15,852)       $ (8,062)
                                        ========        ========        ========
Cumulative gap as a
  percentage of total assets .....        (14.83)%        (11.93)%         (6.07)%

Changes in Financial Condition from June 30, 2003 to June 30, 2004

Total assets increased $31.2 million or 30.77% from $101.6 million at June 30, 2003 to $132.8 million at June 30, 2004. The increase in total assets was primarily due to the growth of net loans and securities available for sale. Net loans increased $26.0 million or 29.85% from $87.3 million in 2003 to $113.3 million in 2004. Non-real estate consumer loans continued to decrease in the 2004 fiscal year from $32.0 million to $23.3 million, partially as a result of the sale of our credit card portfolio. The largest increase in loans was residential 1- 4 family first mortgage loans. These first mortgages increased $25.1 million to total $57.7 million at the end of the 2004 fiscal year. The increase in first mortgage balances is due to the purchase of $55.2 million in first mortgage loans from other financial institutions during 2004. For 2005, the Company plans to begin originating residential 1-4 family first mortgage loans. Investments, which include cash and cash equivalents, securities available for sale, time deposits in other financial institutions, and Federal Home Loan Bank stock, increased $4.1 million or 35.42% from $11.6 million in 2003 to $15.7 million in 2004. Servicing agent receivables increased $863,000 to total $2.0 million at the end of the 2004 fiscal year. Servicing agent receivables are recognized when the mortgage servicing institution processes payments or mortgage payoffs that are due to the Company at the end of the month.

Total deposits decreased $6.5 million or 7.21% from $91.2 million at June 30, 2003 to $84.7 million at June 30, 2004. The majority of the decrease in deposits was in savings and money market deposit accounts, which decreased $8.4 million or 14.10% from $59.7 million at June 30, 2003 to $51.3 million at June 30, 2004. Interest-bearing demand deposits decreased $1.6 million or 37.00% from $4.3 million at June 30, 2003 to $2.7 million at June 30, 2004. The reason for this decrease is that during the fiscal year 2004, the Company discontinued the promotional rate on the interest-earning checking account. Total deposits decreased due to economic conditions as well the Company's funding strategy that utilized the Federal Home Loan Bank of Chicago's competitive lending rates to lengthen the average maturity on deposits.

Borrowed funds increased $35.6 million during 2004. The reason for the increase is that Company has begun utilizing Federal Home Loan Bank advances to fund purchases of residential 1-4 family first mortgage loans.

The total shareholders' equity of the Company increased by $1.0 million or 10.67%, from $9.8 million to $10.9 million at fiscal year ended June 30, 2004. The increase in capital was due to net income of $1.1 which was partially offset by the change in unrealized depreciation on securities available for sale of $74,000.

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

                                                              Year ended June 30,                       Year ended June 30,
                                                                      2004                                      2003
                                                    -------------------------------------     -------------------------------------
                                                     Average                      Average      Average                      Average
INTEREST EARNING ASSETS                              Balance         Interest      Rate        Balance         Interest      Rate
                                                    ---------       ---------      ----       ---------       ---------      ----
Other interest earning balances (2) ..........      $   4,469       $      62      1.39%      $  11,640       $     200      1.72%
Loans (1) ....................................        107,077           5,210      4.87%         72,256           4,735      6.55%
Securities available for sale ................          8,127             357      4.39%          6,782             304      4.48%
Federal Home Loan Bank stock .................          1,769             111      6.27%          1,585              89      5.62%
                                                    ---------       ---------      ----       ---------       ---------      ----

Total interest-earning assets ................        121,442           5,740      4.73%         92,263           5,328      5.77%
                                                    ---------       ---------      ----       ---------       ---------      ----

NON-INTEREST EARNING ASSETS

Premises and equipment .......................            223                                        67
Allowance for loan losses ....................           (621)                                     (639)
Other non-earning assets .....................          2,305                                       837
                                                    ---------                                 ---------
Total assets .................................      $ 123,349                                 $  92,528
                                                    =========                                 =========

                                                     Average                      Average      Average                      Average
                                                     Balance         Interest      Rate        Balance         Interest      Rate
                                                    ---------       ---------      ----       ---------       ---------      ----
INTEREST BEARING LIABILITIES

Interest checking ............................      $   3,658       $      49      1.34%      $   6,427       $     170      2.65%
Savings ......................................         13,766              69       .50%         11,957              99       .83%
Money market .................................         40,533             595      1.47%         37,349             863      2.31%
Time deposits ................................         18,818             738      3.92%         18,417             878      4.77%
Borrowings ...................................         29,111             480      1.65%            797              16      2.01%
                                                    ---------       ---------      ----       ---------       ---------      ----

Total interest-earning liabilities ...........        105,886           1,931      1.82%         74,947           2,026      2.70%
                                                    ---------       ---------      ----       ---------       ---------      ----

NON-INTEREST BEARING LIABILITIES AND EQUITY

Checking .....................................          6,893                                     6,922
Other liabilities ............................            614                                       511
Equity .......................................          9,956                                    10,148
                                                    ---------                                 ---------
Total liabilities and equity .................      $ 123,349                                 $  92,528
                                                    =========                                 =========

Net interest spread (3) ......................                      $   3,809      2.91%                      $   3,302      3.07%
                                                                    =========      ====                       =========      ====

Net interest margin (4) ......................                                     3.14%                                     3.58%
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

                                                     Year ended June 30                        Year ended June 30
                                                        2004 vs. 2003                             2003 vs. 2002
                                            -----------------------------------------------------------------------------
                                                 Increase/(Decrease) Due to                Increase/(Decrease) Due to
                                            -----------------------------------------------------------------------------

                                             Total         Volume         Rate         Total         Volume         Rate
Interest income
     Interest earning balances .......      $  (138)      $  (105)      $   (33)      $   (96)      $   (50)      $   (46)
     Loans ...........................          475         1,899        (1,424)         (235)          509          (744)
     Securities available for sale ...           53            59            (6)          166           185           (19)
     Federal Home Loan Bank
       stock .........................           22            11            11            27            28            (1)
                                            -------       -------       -------       -------       -------       -------

          Total interest Income ......          412         1,864        (1,452)         (138)          672          (810)
                                            -------       -------       -------       -------       -------       -------

Interest expense
     Interest checking ...............         (121)          (56)          (65)          170           170            --
     Savings .........................          (30)           13           (43)          (86)           (6)          (80)
     Money market ....................         (268)           68          (336)         (317)           33          (350)
     Time deposits ...................         (140)           19          (159)         (193)           28          (221)
     Borrowings ......................          464           468            (4)          (16)          (16)           --
                                            -------       -------       -------       -------       -------       -------

          Total interest expense .....          (95)          512          (607)         (442)          209          (651)
                                            -------       -------       -------       -------       -------       -------

Net interest income ..................      $   507       $ 1,352       $  (845)      $   304       $   463       $  (159)
                                            =======       =======       =======       =======       =======       =======

Results of Operations - Comparison of 2004 and 2003

General. Net income for the year ended June 30, 2004 was $1.1 million compared to net income of $387,000 for the year ended June 30, 2003 or an increase of $734,000. This increase in net income was primarily due to the sale of the credit card portfolio which netted an after tax gain of approximately $636,000. The Company does not anticipate similar large gains on the sale of assets to occur in the future. The earnings represent a return on average assets of .91% for 2004 and .42% for 2003.

Interest Income. Interest income for 2004 was $5.7 million compared to $5.3 million for the same period in 2003, an increase of $412,000 or 7.73%. The increase was primarily the result of an increase in total interest-earning assets. The yield on loans decreased to 4.87% for 2004 from 6.55% for 2003. This decrease in yield on loans is primarily a result of our shift in loans to variable rate first mortgages which typically have lower yields than other consumer loans. The Company also held an average balance of $8.1 million in securities available for sale that yielded 4.39% during the fiscal year 2004, compared to an average balance of $6.8 million and a yield of 4.48% during 2003.

Interest Expense. Interest expense for 2004 was $1.9 million compared to $2.0 million for 2003, a decrease of $95,000, or 4.69%. The decrease was the result of the declining rate environment. This allowed the Company to reprice a substantial amount of its deposits at lower rates. The average rate paid on interest-bearing liabilities was 1.82% for 2004 compared to 2.70% for 2003. Interest on borrowed funds increased $464,000 from $16,000 in 2003 to $480,000 in 2004. The reason for the increase was the Company began utilizing advances from the Federal Home Loan Bank of Chicago to fund mortgage purchases during 2004. The Company plans to continue the use of advances from the Federal Home Loan Bank of Chicago to fund mortgages and mortgage-backed securities. Interest on borrowed funds should continue to be a significant portion of interest expense.

Net Interest Income. The increase in interest income combined with the decrease in interest expense resulted in an increase in net interest income of $507,000 or 15.35% from $3.3 million in 2003 to $3.8 million in 2004. The net interest margin decreased to 3.14% for 2004 from 3.58% for 2003, due to the decline in yield on interest-earning assets.

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

The Company's provision for loan losses increased 7.47% or $21,000 for 2004 to $302,000 from $281,000 for 2003. Gross charge-offs in 2004 were $374,000 or
$19,000 higher than gross charge-offs in 2003 of $355,000. Gross charge-offs in 2004 and 2003 were all related to unsecured loan products. Recoveries on previously charged-off loans were $77,000 in 2004 compared to $11,000 in 2003. Non-performing loans to total loans at June 30, 2004 were at .03% compared to .02% at June 30, 2003. The allowance for loan losses to gross loans receivable was .53% at June 30, 2004 compared to .67% at June 30, 2003. Management believes the decrease of .14% of loans correlates to a significant shift to a more secured loan portfolio (i.e., 1-4 family residential first mortgage loans). The Company has a higher concentration of loans in real estate including home equity loans, than in prior years, which typically have lower loan losses. At June 30, 2004, 1-4 family residential first mortgage and home equity loans comprise nearly 75% of the loan portfolio compared to 62% at June 30, 2003. Unsecured loans dropped to 7% of the loan portfolio in 2004 from 18% of the loan portfolio at June 30, 2003. The Company has increased its percentage of real estate loans to total assets over the past two fiscal years and plans to continue focusing on these types of loans.

Approximately 93% of our customer base consists of American Airlines pilots and their family members. Although this customer base had historically relatively stable employment and sources of income, the terrorist attacks on the United States in September 2001, and the current economic environment have continued to adversely affect the airline industry including American Airlines. As a result of these factors, the stability of the employment and income of the American Airline pilots maybe adversely affected and could negatively affect the ability of our customers to repay their loans, although the effect on our loan delinquencies and loan losses cannot be identified with reasonable certainty at this time. As a result of these factors, we may have higher loan delinquencies and defaults in future periods.

Non-interest Income. Non-interest income for 2004 was $1.9 million compared to $800,000 for 2003, an increase of $1.1 million, or 143.75%. The increase was the result of the sale of the credit card portfolio which netted a pre-tax gain of $1.0 million. For 2004, the fees collected for 1-4 family residential first mortgage loans originated and sold decreased by $57,000 as a result of lower volumes than the prior period. These loans are underwritten by the investor and bought at par value from the Company. The Company initially funds the loans and they are generally purchased within a few days. The Company receives a standard fee based on the funded loan amount plus daily interest. The standard fee was ..50% or 50 basis points for both 2003 and 2004. Due to the purchase of Eagle's Nest Marketing Solutions in April 2004 the Company now recognizes call center processing income. This income was $191,000 for fiscal year 2004. Processing income is the fee charged to institutions for processing their loan applications. Since the purchase of Eagle's Nest Marketing Solutions did not occur until the final quarter of the 2004 fiscal year, processing income was not as significant as expected in the future.

Non-interest Expense. Non-interest expense for 2004 was $3.6 million compared to $3.2 million for 2003, an increase of $434,000 or 13.60%. For 2004, salary and employee benefits totaled $1.6 million compared to $1.2 million for 2003 or an increase of $340,000 or 28.04%. This increase is partially attributable to the addition of salaries and benefits from the acquisition of Eagle's Nest Marketing Solutions in April 2004. The remainder is attributable to normal merit increases, increased participants in retirement plans, as well the increased cost of health coverage. Office operations and equipment was $459,000 for 2004, an increase of $50,000 or 12.22%. This expense increased due to higher depreciation expense primarily related to the acquisition of new data processing equipment as well as new furniture and equipment for the new office space acquired in November of 2003. Occupancy for 2004 was $126,000 compared to $91,000, for 2003, an increase of $35,000 or 38.46%. The increase in occupancy is primarily due to the increase in rent which took affect in February of 2003. Data processing expenses were $295,000 for 2004 compared to $246,000 for 2003, an increase of $49,000 or 19.92%. This increase is related to upgrades on data processing systems for accounting, lending, and customer service during the 2004 fiscal year. Professional services were $357,000 for 2004, a $47,000 increase from $310,000 in 2003. This increase is due to rising costs related to new legislation as well as the addition of professional services related to the operation of Eagle's Nest Marketing Solutions. Marketing and promotion expense for 2004 was $158,000 compared to $237,000 for 2003, or a decrease of $79,000 or 33.33%. Other expenses were $130,000 for 2004, a 26.21% or $27,000 increase from $103,000 in
2003. This increase is primarily a result of higher regulatory fees which are based on the total assets of the Company. In the fiscal year of 2005, it is likely that non-interest expenses will increase due to Eagle's Nest Marketing Solutions, Inc. being part of the Company's operations for a full fiscal year.

Income Tax Expense. For 2004, income tax expense was $718,000, a $468,000 increase over the tax expense recorded in 2003. The increase in income tax expense in 2004 is a result of a $1.2 million or 188.94%, increase in income before income taxes, which is primarily attributable to the gain on the sale of the credit card portfolio.

Capital

The Company's goal is to operate a sound and profitable financial organization, management actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards.

Pursuant to federal law, Allied First Bank must meet three separate minimum capital ratio requirements. As of June 30, 2004, Allied First Bank had core capital, Tier I risk-based and total risk-based ratios of 8.3%, 11.5%, and 12.1% compared to well-capitalized requirements of 5.0%, 6.0%, and 10.0%. At June 30, 2003, Allied First Bank had core capital, Tier I risk-based and total risk-based ratios of 9.5%, 12.1%, and 12.9%.

Other than those indicated in this management's discussion, management is not aware of any known trends, events, or uncertainties that would have a material effect on the Company's liquidity, capital, and results of operations. In addition, management is not aware of any regulatory recommendations that, if implemented, would have such an effect.

Recent Accounting Pronouncements

The adoption of new accounting standards did not have a material effect on the Company's consolidated financial position or results of operations for 2004. The following is a discussion of recent accounting pronouncements.

In November 2003, the EITF issued a consensus requiring additional numerical and narrative disclosures for debt and marketable equity securities that have unrealized losses. Issue 03-01, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments, requirement applied to December 31, 2003 and later year ends. The Company adopted the Consensus in 2004.

Beginning July 1, 2004, the recognition and measurement guidance related to EITF 03-01, Other-Than- Temporary Impairment on Certain Investments went into effect. This guidance discusses how to determine if other-than-temporary impairment has occurred. Management is currently evaluating the effect of this guidance on their investment portfolio.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Allied First Bancorp, Inc.
Naperville, Illinois

We have audited the accompanying consolidated balance sheets of Allied First Bancorp, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied First Bancorp, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with the U.S. generally accepted accounting principles.


                                        Crowe Chizek and Company LLC

Oak Brook, Illinois
July 19, 2004, except for Note 17
  as to which the date is September 3, 2004

                           ALLIED FIRST BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

                                                                 2004              2003
                                                            -------------     -------------
ASSETS
Cash and cash equivalents                                   $   6,363,686     $   3,035,791
Time deposits in other financial institutions                     298,121         3,137,257
Securities available for sale                                   7,072,627         3,805,606
Loans held for sale                                                    --           734,151
Loans, net                                                    113,295,920        87,250,293
Premises and equipment, net                                       339,541            66,050
Federal Home Loan Bank stock, at cost                           2,000,000         1,640,100
Accrued interest receivable                                       437,181           315,421
Servicing agent receivable                                      1,967,903         1,105,087
Goodwill                                                          514,507                --
Other assets                                                      518,259           471,755
                                                            -------------     -------------

     Total assets                                           $ 132,807,745     $ 101,561,511
                                                            =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Non interest bearing deposits                          $   8,525,828     $   8,385,779
     Interest bearing deposits                                 76,136,812        82,857,586
                                                            -------------     -------------
         Total deposits                                        84,662,640        91,243,365
     Borrowed funds                                            35,632,670                --
     Other liabilities                                          1,648,560           501,753
                                                            -------------     -------------
         Total liabilities                                    121,943,870        91,745,118

Shareholders' equity
     Preferred stock, $.01 par value, 2,000,000 shares
       authorized, none issued                                         --                --
     Common stock, $.01 par value, 8,000,000 shares
       authorized, 608,350 shares issued and 558,350
       shares outstanding at June 30, 2004 and 2003                 6,084             6,084
     Additional paid in capital                                 5,271,948         5,271,948
     Retained earnings                                          6,283,252         5,162,001
     Accumulated other comprehensive income (loss),
       net of tax                                                 (34,909)           38,860
     Treasury stock, at cost 50,000 shares                       (662,500)         (662,500)
                                                            -------------     -------------
         Total shareholders' equity                            10,863,875         9,816,393
                                                            -------------     -------------

              Total liabilities and shareholders' equity    $ 132,807,745     $ 101,561,511
                                                            =============     =============

--------------------------------------------------------------------------------

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       Years ended June 30, 2004 and 2003

--------------------------------------------------------------------------------

                                                                  2004          2003
                                                               ----------    ----------
Interest income
    Loan, including fees                                       $5,210,074    $4,734,738
    Taxable securities                                            356,650       303,841
    Deposits with financial institutions                           61,830       200,062
    Federal Home Loan Bank stock                                  111,000        89,000
                                                               ----------    ----------
                                                                5,739,554     5,327,641
Interest expense
    Deposits                                                    1,450,351     2,010,122
    Other                                                         480,472        15,891
                                                               ----------    ----------
                                                                1,930,823     2,026,013

Net interest income                                             3,808,731     3,301,628

Provision for loan losses                                         302,000       281,000
                                                               ----------    ----------

Net interest income after provision for loan losses             3,506,731     3,020,628

Noninterest income
    Credit and debit card transaction income and other fees       664,135       678,010
    First mortgage loan fees                                       29,980        87,156
    Net gain on the sale of securities available for sale           4,910         4,132
    Net gain on the sale of credit card loans                   1,026,055            --
    Call center processing income                                 191,109            --
    Other                                                          33,440        30,214
                                                               ----------    ----------
                                                                1,949,629       799,512
Noninterest expense
    Salaries and employee benefits                              1,553,375     1,213,238
    Office operations and equipment                               458,937       408,771
    Credit and debit card processing                              453,561       497,482
    Travel and conference                                          85,117        77,066
    Professional services                                         356,717       310,216
    Marketing and promotions                                      158,205       236,728
    Data processing                                               295,202       246,244
    Occupancy                                                     126,188        91,312
    Other                                                         129,931       102,580
                                                               ----------    ----------
                                                                3,617,233     3,183,637

Income before income taxes                                      1,839,127       636,503

Income tax expense                                                717,876       249,610
                                                               ----------    ----------

Net income                                                     $1,121,251    $  386,893
                                                               ==========    ==========

Earnings per common share:
    Basic                                                      $     2.01    $      .64
    Diluted                                                          2.01           .64

--------------------------------------------------------------------------------

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       Years ended June 30, 2004 and 2003

--------------------------------------------------------------------------------

                                                                                     Accumulated
                                                                                        Other
                                                         Additional                  Comprehensive                      Total
                                              Common      Paid in        Retained   Income (Loss),   Treasury       Shareholders'
                                              Stock       Capital        Earnings     Net of Tax       Stock            Equity
                                              ------     ----------     ----------  --------------   ---------      -------------
Balance at July 1, 2002                       $6,084     $5,271,948     $4,775,108     $ 19,786      $      --      $ 10,072,926

Net income                                        --             --        386,893           --             --           386,893

Net change in unrealized appreciation
  on securities available for sale, net
  of tax                                          --             --             --       19,074             --            19,074
                                                                                                                    ------------

Comprehensive income                              --             --             --           --             --           405,967

Purchase of treasury stock, 50,000 shares         --             --             --           --       (662,500)         (662,500)
                                              ------     ----------     ----------     --------      ---------      ------------

Balance at June 30, 2003                       6,084      5,271,948      5,162,001       38,860       (662,500)        9,816,393

Net income                                        --             --      1,121,251           --             --         1,121,251

Net change in unrealized appreciation
  (depreciation) on securities available
  for sale, net of tax                            --             --             --      (73,769)            --           (73,769)
                                                                                                                    ------------

Comprehensive income                              --             --             --           --             --         1,047,482
                                              ------     ----------     ----------     --------      ---------      ------------

Balance at June 30, 2004                      $6,084     $5,271,948     $6,283,252     $(34,909)     $(662,500)     $ 10,863,875
                                              ======     ==========     ==========     ========      =========      ============

--------------------------------------------------------------------------------

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2004 and 2003

--------------------------------------------------------------------------------

                                                                     2004              2003
                                                                 ------------      ------------
Cash flows from operating activities
    Net income                                                   $  1,121,251      $    386,893
    Adjustments to reconcile net income to net cash from
      operating activities
       Depreciation                                                   118,337            44,409
       Net amortization of securities                                  96,931           136,485
       Net gain on the sale of securities available for sale           (4,910)           (4,132)
       Gain on the sale of credit card portfolio                   (1,026,055)               --
       Provision for loan losses                                      302,000           281,000
       FHLB stock dividend                                           (111,000)         (107,700)
       Changes in
          Loans held for sale                                         734,151          (734,151)
          Servicing agent receivable                                 (862,816)       (1,105,087)
          Accrued interest receivable                                (121,760)          (45,808)
          Other assets                                                165,020          (129,404)
          Other liabilities                                         1,146,807             9,825
                                                                 ------------      ------------
              Net cash from operating activities                    1,557,956        (1,267,670)

Cash flows from investing activities
    Changes in
       Time deposits in other financial institutions                2,839,136         1,290,146
       Loans, net                                                  23,730,035        12,572,877
    Purchase of loans                                             (55,220,438)      (33,192,315)
    Proceeds from sale of credit card portfolio                     6,168,831                --
    Purchase of Eagle's Nest Marketing Solutions                     (792,364)               --
    Purchase of securities available for sale                      (7,221,039)       (6,068,154)
    Proceeds from sale of securities available for sale               357,863         4,172,635
    Paydown and maturity of securities available for sale           3,383,884         4,346,198
    Purchase of Federal Home Loan Bank stock                         (248,900)               --
    Purchase of premises and equipment                               (279,014)          (42,527)
                                                                 ------------      ------------
       Net cash from investing activities                         (27,282,006)      (16,921,140)

Cash flows from financing activities
    Net change in deposits                                         (6,580,725)       14,524,001
    Borrowings                                                     35,632,670        11,500,000
    Repayment of borrowings                                                --       (11,500,000)
    Repurchase of common stock                                             --          (662,500)
                                                                 ------------      ------------
       Net cash from financing activities                          29,051,945        13,861,501
                                                                 ------------      ------------

Net change in cash and cash equivalents                             3,327,895        (4,327,309)

Cash and cash equivalents at beginning of year                      3,035,791         7,363,100
                                                                 ------------      ------------

Cash and cash equivalents at end of year                         $  6,363,686      $  3,035,791
                                                                 ============      ============

Supplemental disclosures of cash flow information
    Cash paid during the year for:
       Interest                                                  $  1,874,671      $  2,024,584
       Income taxes                                              $     30,750      $    238,945

--------------------------------------------------------------------------------

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting: The consolidated financial statements include the accounts of Allied First Bancorp, Inc. and its wholly-owned subsidiaries, Allied First Bank, sb ("the Bank"), and Eagles Nest Marketing Solutions, Inc. together referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations and Concentrations of Credit Risk: The Company, headquartered in Naperville, Illinois, provides a broad range of financial services to its customers. The Company also processes loan applications for other financial institutions under the name Eagles Nest Marketing Solutions, Inc. which is headquartered in Rockford, Illinois. The Company's primary services include accepting deposits and making loans. The Company grants consumer, mortgage (including commercial real estate) and home equity loans to its customers. The customers of the Company are located throughout the United States, with concentrations in California, Illinois, Texas, and Florida. The majority of the loans are secured by collateral including autos and other types of vehicles, deposit accounts, real estate, and other consumer assets. At June 30, 2004 and 2003, unsecured loans represented 7% and 18% of gross loans. The customer base of the Company is primarily comprised of American Airlines and American Eagle Union pilots, certain related organizations, and their immediate family members. This concentration in a limited market represents a potential for significant financial impact should adverse economic events occur within this limited market.

Use of Estimates: The preparation of consolidated financial statements, in conformity with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from current estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair values of financial instruments.

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

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is considered other than temporary.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

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

The Company has purchased certain real estate loans at a premium or with a discount. The loan premiums and discounts are recognized as an adjustment to interest income over the life of the loans.

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

The allowance for loan losses has been established for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Additions to the allowance for loan losses are provided based on management's periodic evaluation. Management's periodic evaluation of the allowance is based on the Company's past loan loss experience, peer group information, known and inherent risks in the portfolio, adverse situations that may affect the customers ability to repay, estimated value of any underlying collateral, and current economic conditions. Loans are charged against the allowance for loan losses when management believes the uncollectibility of a loan balance is confirmed.

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

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Periodically, the Company will originate first mortgage loans. Most of these loans are sold within a few days of origination at their carrying value. All sales are made without recourse. Upon the sale of the loan, the Company receives a fee equivalent to a stated percentage of the funded loan amount. The fee was .50% in 2004 and 2003.

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

Goodwill and Other Intangible Assets: Goodwill results from a business acquisition and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified.

Other intangible assets consist of acquired customer relationship intangible assets arising from a business acquisition. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which is 4 years.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Long-Term Assets: Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

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

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Tax: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates adjusted for allowances made for uncertainty regarding the realization of deferred tax assets.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of shares outstanding during the period. Weighted average shares outstanding were 558,350 for 2004 and 2003. The Company has no potentially dilutive shares.

Benefit Plans: The Company offers a qualified, non-contributory, defined contribution pension plan and a 401(k) deferred compensation plan for eligible employees.

Cash Flow Reporting: Cash and cash equivalents include balances on deposit in other financial institutions and money market mutual funds with original maturities of three months or less. The Company reports net cash flows for loan and deposit transactions, loans held for sale, and servicing agent receivable.

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

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Eagles Nest Marketing Solutions, Inc. is considered to be a separate reporting segment from the Company's banking operations. However, this reporting segment is currently not material and does not meet the reporting threshold. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Recent Accounting Pronouncements: In November 2003, the EITF issued a consensus requiring additional numerical and narrative disclosures for debt and marketable equity securities that have unrealized losses Issue 03-01, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments, requirements applied to December 31, 2003 and later year ends. The Company adopted the Consensus in 2004.

Beginning July 1, 2004, the recognition and measurement guidance related to EITF 03-01 was scheduled to go into effect. This guidance discusses how to determine if other-than-temporary impairment has occurred. Management is currently evaluating the effect of this guidance on its investment portfolio.

NOTE 2 - LIQUIDATION ACCOUNT

On December 27, 2001, the Bank converted from an Illinois mutual savings bank to an Illinois stock savings bank. In conjunction with the conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

NOTE 3 - RESTRICTED FUNDS

The Company maintains compensating balances for debit card clearings at other financial institutions totaling $383,822 and $342,871 at June 30, 2004 and 2003.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 4 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

                                                                          Gross            Gross
                                                          Fair          Unrealized       Unrealized
                                                          Value           Gains            Losses
                                                       ----------       ----------       ----------
      Available for Sale
          2004
               U.S. Government agency securities
                 (mortgaged-backed securities)         $7,072,627       $   25,014       $  (82,557)
                                                       ==========       ==========       ==========

          2003
               U.S. Government agency securities
                 (mortgaged-backed securities)         $3,805,606       $   62,709       $       --
                                                       ==========       ==========       ==========

Sales of available for sale securities were as follows:

                                                2004              2003
                                            -----------       -----------

      Proceeds                              $   357,863       $ 4,172,635
      Gross gains                                 4,910            23,362
      Gross losses                                   --           (19,230)

Securities with unrealized losses at year-end 2004 not recognized in income are as follows:

                                                             Continued Unrealized
                                                                  Loss for
                                                             Less than 12 Months
                                                         ---------------------------
                                                            Fair          Unrealized
      Description of securities                             Value            Loss
      -------------------------                          ----------       ----------
      U.S. government agency securities (mortgage-
        backed securities)                               $5,609,977       $  (82,557)
                                                         ----------       ----------

          Total temporarily impaired                     $5,609,977       $  (82,557)
                                                         ==========       ==========

There were no securities with unrealized losses that exceeded 12 months.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 4 - SECURITIES (Continued)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

At June 30, 2004, securities with unrealized losses had not been recognized into income because the unrealized losses related principally to changes in interest rates. As the Company has the ability to hold these securities for the foreseeable future, no declines were deemed to be other than temporary.

NOTE 5 - LOANS

At June 30, 2004 and 2003, loans were as follows:

                                                  2004               2003
                                              -------------     -------------

      Vehicle                                 $   9,366,634     $  11,464,619
      Residential 1 - 4 family                   57,747,401        32,626,573
      Residential real estate construction        1,526,836                --
      Commercial real estate                      4,270,596         1,221,515
      Airplane                                    3,029,715         3,311,589
      Boat                                        4,121,788         3,042,627
      Signature (unsecured)                       3,520,296         4,176,429
      Lines of credit (unsecured)                 4,102,489         7,169,633
      Deposit secured                                40,509            86,745
      Home equity                                25,719,188        19,374,975
      Credit card (unsecured)                            --         4,769,667
                                              -------------     -------------
                                                113,445,452        87,244,372
      Allowance for loan losses                    (597,515)         (592,373)
      Unamortized net premiums                      321,767           457,371
      Net deferred loan costs                       126,216           140,923
                                              -------------     -------------

                                              $ 113,295,920     $  87,250,293
                                              =============     =============

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 5 - LOANS (Continued)

During 2004 and 2003, the Company purchased loans from other financial institutions totaling $55.2 million and $33.2 million. These loans were primarily first mortgage loans secured by 1 to 4 family residential properties. Approximately $15 million of such loans were purchased in May 2004. During June of 2003, approximately $24 million of such loans were purchased.

Activity in the allowance for loan losses is summarized as follows:

                                                     2004          2003
                                                  ---------     ---------

      Balance at beginning of period              $ 592,373     $ 655,633
      Provision for loan losses                     302,000       281,000
      Loans charged-off                            (374,185)     (355,099)
      Recoveries on charged-off loans                77,327        10,839
                                                  ---------     ---------

      Balance at end of period                    $ 597,515     $ 592,373
                                                  =========     =========

At June 30, 2004 and 2003, loans for which the accrual of interest had been discontinued amounted to approximately $30,000 and $16,000. At June 30, 2004, there were no loans 90 days past due in which interest is still accruing. There were no loans individually classified as impaired at or during the years ended June 30, 2004 and 2003.

On May 31, 2004, the Company sold, without recourse, its credit card portfolio with balances totaling $5.1 million to a third party. As a result of the sale, a gain of $1.0 million was recorded. In conjunction with the sale, the Company entered into an alliance agreement with an initial term of 6 years. The alliance agreement permits the purchaser the right to market credit cards to the Company's customers. In addition, it restricts the Company from providing credit cards to its customers for a 6 year period.

NOTE 6 - PREMISES AND EQUIPMENT

At year end, premises and equipment were as follows:

                                                    2004           2003
                                                 ---------      ---------

      Furniture, fixtures and equipment          $ 149,088      $  80,050
      Leasehold improvements                        20,311         31,930
      Computer equipment                           547,659        382,566
                                                 ---------      ---------
                                                   717,058        494,546
      Accumulated depreciation                    (377,517)      (428,496)
                                                 ---------      ---------

                                                 $ 339,541      $  66,050
                                                 =========      =========

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 7 - GOOD WILL AND INTANGIBLE ASSETS

Goodwill

The change in balance for goodwill during the period is as follows:

            Beginning of period                             $     --
            Increase in goodwill due to acquisition          514,507
                                                            --------

            End of period                                   $514,507
                                                            ========

The Company acquired the goodwill in a business acquisition consummated in April 2004. The Company will evaluate the goodwill for impairment on an annual basis.

Customer Relationship Intangible Assets

Customer relationship intangible assets included in other assets in the consolidated balance sheets were as follows.

Amortized intangible assets:

                                              -----------2004----------     -----------2003----------
                                                Gross                         Gross
                                              Carrying      Accumulated     Carrying      Accumulated
                                               Amount      Amortization      Amount      Amortization
                                              --------     ------------     --------     ------------
      Customer relationship intangibles       $107,900       $     --       $     --       $     --

Estimated amortization expense for each of the next five years ended June 30 is as follows:

            2005                                             $57,864
            2006                                              34,553
            2007                                              14,729
            2008                                                 754
            2009                                                  --

Call Center Purchase

In April 2004, Allied First Bancorp, Inc. purchased Eagles Nest Marketing Solutions Inc., a loan servicing call center for $792,364. The purchase price included intangible assets of $107,900 and goodwill of $514,507, equipment of $112,814, other assets of $68,881 and assumed liabilities of $11,738. The operating results of Eagles Nest Marketing Solutions, Inc. are included in the consolidated statements of income since the date of acquisition.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 8 - DEPOSITS

Time deposits in denominations of $100,000 or more at June 30, 2004 and 2003 totaled approximately $6,182,000 and $4,496,000.

At year end 2004, the scheduled maturities of time deposits are as follows:

            2005                                         $10,895,876
            2006                                           4,203,274
            2007                                           3,110,061
            2008                                           1,296,095
            2009                                           2,633,928
                                                         -----------

               Total                                     $22,139,234
                                                         ===========

NOTE 9 - BORROWED FUNDS

At June 30, 2004, the advance on the $5.0 million LaSalle Bank LIBOR based line of credit was as follows:

      Open line advance, 3.11% fixed rate and 3 month term      $ 732,670

This open line advance has a maturity of July 4, 2004 and was renewed at a rate of 3.60%.

At June 30, 2004, variable rate and term advance from the Federal Home Loan Bank was as follows:

      Open line advance, 1.76% variable rate and term           $ 400,000

At June 30, 2004, the scheduled maturities of fixed rate Federal Home Loan Bank advances were as follows.

                Rate Range
                ----------

            2005    1.24%-1.34%                          $13,500,000
            2006    1.70%-2.37%                            9,000,000
            2007    2.12%-3.45%                           10,500,000
            2008    3.94%                                  1,500,000
                                                         -----------

                 Total                                   $34,500,000
                                                         ===========

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 9 - BORROWED FUNDS (Continued)

Each advance is payable at its maturity date, with a prepayment penalty. All advances at the Federal Home Loan Bank including open line advances were collateralized by $7,073,000 in mortgaged backed securities and $57,747,000 of first mortgage loans under a blanket lien arrangement at June 30, 2004.

NOTE 10 - EMPLOYEE BENEFITS

The Company sponsors a noncontributory, defined contribution plan covering substantially all employees who meet certain age and service requirements. The Company's contribution is made at the discretion of the Board of Directors and was 10% of eligible employees' salaries for 2004 and 2003. Plan expense was approximately $92,000 and $79,000 in 2004 and 2003. The plan provides for 100% vested interest after completion of five years of service.

The Company also maintains a 401(k) plan covering substantially all employees who meet certain age and service requirements. The Company matches 50% of employee contributions to this plan up to 10%. The Company's matching contribution and expense for the 401(k) plan was approximately $26,000 and $24,000 for 2004 and 2003.

NOTE 11 - INCOME TAXES

Income tax expense (benefit) was as follows for the years ended June 30, 2004 and 2003.

                                                    2004           2003
                                                 ---------      ---------

      Current federal                            $ 530,703      $ (56,099)
      Current state                                 62,612         (7,281)
      Deferred federal                             112,061        274,379
      Deferred state                                12,500         38,611
                                                 ---------      ---------

          Total expense                          $ 717,876      $ 249,610
                                                 =========      =========

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (Continued)

Effective tax rates differ from federal statutory rates applied to the consolidated financial statement income due to the following.

                                                           2004          2003
                                                        ---------     ---------
      Federal statutory rate times financial statement
        income                                          $ 625,303     $ 216,411
      Effect of:
          State taxes, net of federal benefit              47,040        12,716
          Other, net                                       45,533        20,483
                                                        ---------     ---------

          Total expense                                 $ 717,876     $ 249,610
                                                        =========     =========

Effective federal tax rate is 34%.

Year-end deferred tax assets and liabilities were due to the following.

                                                           2004          2003
                                                        ---------     ---------
      Deferred tax assets:
          Net unrealized depreciation on securities
            available for sale                          $  22,633     $      --
          Accumulated depreciation                             --        31,487
                                                        ---------     ---------
                   Total                                   22,633        31,487

      Deferred tax liabilities:
          Allowance for loan losses                       (51,227)      (49,290)
          FHLB stock dividends                           (100,202)      (56,999)
          Net unrealized appreciation on securities
            available for sale                                 --       (23,489)
          Accumulated depreciation                         (3,979)           --
          Other                                           (56,152)      (12,197)
                                                        ---------     ---------
               Total                                     (211,560)     (141,975)
                                                        ---------     ---------

      Net deferred tax asset (liability)                $(188,927)    $(110,488)
                                                        =========     =========

There is no valuation allowance at June 30, 2004 and 2003.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 12 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2004 were as follows:

            Beginning balance                             $ 106,448
            New loans                                            --
            Repayments                                      (19,678)
                                                          ---------

            Ending balance                                $  86,770
                                                          =========

Deposits from principal officers, directors, and their affiliates at year end 2004 and 2003 were $358,000 and $213,000.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

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

Off-balance-sheet commitments are as follows:

                                          2004                          2003
                                          ----                          ----
                                Fixed Rate   Variable Rate    Fixed Rate   Variable Rate
                               -----------   -------------   -----------   -------------
      First mortgages          $        --    $ 5,587,100    $ 2,949,000    $17,100,000
      Home equity lines                 --     18,134,111             --     10,737,000
      Other lines of credit             --             --     26,610,000      5,025,000
      Credit cards                      --             --     31,938,000             --
      Overdraft protection       2,311,675             --      2,372,000             --
                               -----------    -----------    -----------    -----------

                               $ 2,311,675    $23,721,211    $63,869,000    $32,862,000
                               ===========    ===========    ===========    ===========

At June 30, 2004 and 2003, the interest rate for overdraft protection lines of credit commitments with a fixed rate was 14.9%. At June 30, 2003, the range of interest rates on fixed rate first mortgages was 4.75% to 6.0%.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

At June 30, 2004, the Company had commitments to purchase first mortgage loans secured by residential properties totaling $5.6 million. The weighted average interest was 4.51% and the loan terms were 30 year variable. These loans were purchased on August 26, 2004.

At June 30, 2004 and 2003, the Company had federal funds overnight as well as a LIBOR based line of credit available at LaSalle Bank totaling $9,000,000. There was $732,670 outstanding at June 30, 2004 and none outstanding in 2003. The interest rate is determined by LaSalle Bank from time to time based upon current market conditions.

At June 30, 2004, the Company had $34.9 million in advances outstanding at the Federal Home Loan Bank of Chicago and a remaining credit line available for advances of approximately $7.0 million. There were no outstanding advances at June 30, 2003. The interest rate is determined by the Federal Home Loan Bank of Chicago from time to time based upon current market conditions.

The Company is obligated under an operating lease for bank office space that contains an early termination option effective as of April 30, 2007. The lease was effective as of September 16, 2003 with terms to begin occupancy in November 2003. The expiration of the lease is April 30, 2009. It contains a period of free rent in the 2004 fiscal year, and escalation clauses providing for increases in rental expense based primarily on increases in real estate taxes and operating costs.

The Company is also under a three year operating lease for office space utilized by Eagle's Nest Marketing Solutions, Inc. This lease expires Sept 1, 2004 and will be on a month to month lease after that date. The Company is currently negotiating for a new office space in that geographical area.

The related rental expense was approximately $104,000 and $86,000 for 2004 and 2003.

The future minimum commitments at June 30, 2004 for all leases are as follows:

            Year Ending June 30,                        Amount
            --------------------                        ------

                   2005                                $117,464
                   2006                                 120,988
                   2007                                 124,618
                                                       --------

                                                       $363,070
                                                       ========

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments and the related carrying amounts at June 30 are presented below:

                                          ---------------2004--------------       --------------2003---------------
                                                         ----                                   ----
                                             Carrying           Estimated            Carrying           Estimated
                                              Amount            Fair Value            Amount            Fair Value
                                          -------------       -------------       -------------       -------------
FINANCIAL ASSETS
    Cash and cash equivalents             $   6,363,686       $   6,364,000       $   3,035,791       $   3,036,000
    Time deposits in other financial
      institutions                              298,121             298,000           3,137,257           3,137,000
    Securities available for sale             7,072,627           7,073,000           3,805,606           3,806,000
    Loans held for sale                              --                  --             734,151             734,000
    Loans, net                              113,295,920         112,899,000          87,250,293          88,054,000
    Federal Home Loan Bank stock              2,000,000           2,000,000           1,640,100           1,640,000
    Accrued interest receivable                 437,181             437,000             315,421             315,000
    Servicing agent receivable                1,967,903           1,968,000           1,105,087           1,105,000

FINANCIAL LIABILITIES
    Deposits with no
      stated maturities                   $ (62,523,406)      $ (62,523,000)      $ (72,401,983)      $ (72,402,000)
    Deposits with
      stated maturities                     (22,139,234)        (22,503,000)        (18,841,382)        (19,501,000)
    Borrowed funds                          (35,632,670)        (34,808,000)                 --                  --

For purposes of the disclosures of estimated fair value, the following assumptions were used as of June 30, 2004 and 2003. The estimated fair value for cash and cash equivalents, time deposits in other financial institutions, servicing agent receivable and accrued interest is considered to approximate cost. The carrying amount of Federal Home Loan Bank stock and membership shares at corporate credit union approximate fair value based on the redemption provisions. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. The estimated fair value for loans held for sale is equal to the carrying amount as such loans are sold at par value. The estimated fair value for loans is based on estimates of the rate the Company would charge for similar such loans at June 30, 2004 and 2003, applied for the time period until estimated payment. The estimated fair value for deposits with no stated maturities is based on their carrying value. The estimated fair value for deposits with stated maturities is based on estimates of the rate the Company would pay on such deposits at June 30, 2004 and 2003, applied for the time period until maturity. The estimated fair value for borrowed funds is based on estimates of the rate the Company would pay on such borrowings at June 30, 2004 and 2003, applied for the time period until maturity. The estimated fair values of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 15 - REGULATORY CAPITAL REQUIREMENTS

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

At June 30, 2004 and 2003 the Bank was classified as well-capitalized. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual and required capital amounts (in millions) and ratios are presented below for June 30, 2004 and 2003.

                                                                                               Minimum
                                                                                             Requirement
                                                                      Minimum                to Be Well
                                                                    Requirement           Capitalized Under
                                                                    For Capital           Prompt Corrective
                                             Actual              Adequacy Purposes        Action Provisions
                                       -------------------      -------------------      -------------------
                                       Amount        Ratio      Amount        Ratio      Amount        Ratio
                                       ------        -----      ------        -----      ------        -----
                                                               (Dollars in Millions)
2004
    Total capital to risk
      weighted assets                  $11.21        12.1%      $ 7.41         8.0%      $ 9.26        10.0%

    Tier 1 (Core) capital to risk
      weighted assets                   10.61        11.5         3.70         4.0         5.55         6.0

    Tier 1 (Core) capital to
      average assets                    10.61         8.3         5.11         4.0         6.39         5.0

2003
    Total capital to risk
      weighted assets                  $ 9.92        12.9%      $ 6.17         8.0%      $ 7.72        10.0%

    Tier 1 (Core) capital to risk
      weighted assets                    9.33        12.1         3.09         4.0         4.63         6.0

    Tier 1 (Core) capital to
      average assets                     9.33         9.5         3.92         4.0         4.90         5.0

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 15 - REGULATORY CAPITAL REQUIREMENTS (Continued)

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

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Allied First Bancorp, Inc. follows.

                            CONDENSED BALANCE SHEETS
                             June 30, 2004 and 2003

                                                          2004          2003
                                                       -----------   -----------
      ASSETS
      Cash and cash equivalents                        $   103,178   $   227,868
      Investment in bank subsidiary                     10,573,523     9,545,975
      Investment in non-bank subsidiary                    817,658            --
      Other assets                                         110,778        54,550
                                                       -----------   -----------

          Total assets                                 $11,605,137   $ 9,828,393
                                                       ===========   ===========

      LIABILITIES AND SHAREHOLDERS' EQUITY
      Borrowed funds                                   $   732,670   $        --
      Other liabilities                                      8,592        12,000
      Shareholders' equity                              10,863,875     9,816,393
                                                       -----------   -----------

          Total liabilities and shareholders' equity   $11,605,137   $ 9,828,393
                                                       ===========   ===========

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                         CONDENSED STATEMENTS OF INCOME
                       Years ended June 30, 2004 and 2003

                                                                2004           2003
                                                            -----------    -----------
      Interest income                                       $       738    $       652
      Dividend income from subsidiaries                         100,000        920,000
      Equity in undistributed income of bank subsidiary       1,101,317       (479,612)
      Equity in undistributed loss of non-bank subsidiary       (15,012)            --
                                                            -----------    -----------
                                                              1,187,043        441,040

      Other expenses                                            105,550         87,274
                                                            -----------    -----------

      Income before income taxes                              1,081,493        353,766

      Income tax expense (benefit)                              (39,758)       (33,127)
                                                            -----------    -----------

      Net income                                            $ 1,121,251    $   386,893
                                                            ===========    ===========

--------------------------------------------------------------------------------

                                   (Continued)

                           ALLIED FIRST BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             June 30, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                       Years ended June 30, 2004 and 2003

                                                                         2004           2003
                                                                     -----------    -----------
      Cash flows from operating activities
          Net income                                                 $ 1,121,251    $   386,893
          Adjustments:
               Equity in undistributed income of bank subsidiary      (1,101,317)       479,612
               Equity in undistributed loss of non-bank subsidiary        15,012             --
               Change in other assets                                      3,466        (33,127)
               Change in other liabilities                                (3,408)         5,166
                                                                     -----------    -----------
                   Net cash from operating activities                     35,004        838,544

      Cash flows from investing activities
          Purchase of Eagles Nest Marketing Solutions                   (792,364)            --
          Initial investment in subsidiary                              (100,000)            --
                                                                     -----------    -----------
               Net cash from financing activities                       (892,364)            --

      Cash flows from financing activities
          Borrowings                                                     732,670             --
          Purchase of common stock                                            --       (662,500)
                                                                     -----------    -----------
               Net cash from financing activities                        732,670       (662,500)
                                                                     -----------    -----------

      Net change in cash and cash equivalents                           (124,690)       176,044

      Beginning cash and cash equivalents                                227,868         51,824
                                                                     -----------    -----------

      Ending cash and cash equivalents                               $   103,178    $   227,868
                                                                     ===========    ===========

NOTE 17 - SUBSEQUENT EVENTS

On August 23, 2004, the Company began a stock repurchase program of up to 50,000 shares. As of September 3, 2004 the Company has bought back 30,662 shares at an average price of $17.81 per share. This transaction increased the treasury stock to $1,171,598 at September 3, 2004, an increase of $509,098.

--------------------------------------------------------------------------------

                    ALLIED FIRST BANCORP, INC. AND SUBSIDIARY
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 8:30 a.m., Naperville, Illinois time, October 21, 2004, at Allied First Bank located at 387 Shuman Blvd., Naperville, Illinois.

STOCK LISTING

Allied First Bancorp, Inc.'s stock is traded on the OTC Electronic Bulletin Board under the symbol "AFBA."

PRICE RANGE OF COMMON STOCK

The following table sets forth the quarterly high and low bid prices of the Company's common stock and dividends paid for each quarter of fiscal 2004 and 2003. These prices do not represent actual transactions and do not include retail mark-ups, mark-downs, or commissions.

                              2004                            2003
                              ----                            ----
                    High       Low     Dividends    High       Low     Dividends
                   ------    ------    ---------   ------    ------    ---------

First Quarter      $14.40    $13.10       N/A      $11.90    $10.60       N/A
Second Quarter      16.90     15.50       N/A       12.25     11.35       N/A
Third Quarter       18.10     15.50       N/A       12.55     11.70       N/A
Fourth Quarter      18.00     14.75       N/A       13.55     11.45       N/A

Allied First Bancorp, Inc. has not declared any dividends since its formation. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations, and regulatory restrictions.

As of June 30, 2004, Allied First Bancorp, Inc. had approximately 231 stockholders of record and 558,350 outstanding shares of common stock.

SHAREHOLDERS AND GENERAL INQUIRIES       TRANSFER AGENT

Kenneth L. Bertrand                      Registrar and Transfer Company
Allied First Bancorp, Inc.               10 Commerce Drive
387 Shuman Blvd., Suite 290E             Cranford, New Jersey 07016
Naperville, Illinois 60563               (908) 272-8511
(630) 778-7700

ANNUAL AND OTHER REPORTS

Allied First Bancorp, Inc. is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 2004, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and Allied First Bancorp, Inc.'s quarterly reports may be obtained without charge by contacting:

                               Kenneth L. Bertrand
                           Allied First Bancorp, Inc.
                          387 Shuman Blvd., Suite 290 E
                           Naperville, Illinois 60563

CODE OF ETHICS

Allied First Bancorp's Code of Ethics is available upon request and without charge by contacting Kenneth L. Bertrand at the above address.

                    ALLIED FIRST BANCORP, INC. AND SUBSIDIARY
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

387 Shuman Blvd.                                       Telephone: (630) 778-7700
Suite 290E                                             Fax: (630) 778-7754
Naperville, Illinois 60563

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

Dr. John R. Brick                                      Frank K. Voris
President of Brick & Associates, Inc.                  Retired
East Lansing, Michigan                                 Aurora, Illinois

William G. McKeown
Captain
American Airlines
DFW Airport, Texas

ALLIED FIRST BANCORP, INC. AND SUBSIDIARY OFFICERS

Kenneth L. Bertrand
President and Chief Executive Officer

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM                           SPECIAL COUNSEL

Crowe Chizek and Company LLC              Luse Gorman Pomerenk & Schick
One Mid America Plaza                     A Professional Corporation
P.O. Box 3697                             5335 Wisconsin Avenue, N.W., Suite 400
Oak Brook, Illinois 60522-3697            Washington, DC 20015